Fourth Quarter and Year End 2013 Results

Lima, Perú, February 05, 2013 - Credicorp (NYSE:BAP) announced today its unaudited results for the fourth quarter and year- end of 2013. These results are reported on a consolidated basis in accordance with IFRS in nominal US Dollars.

HIGHLIGHTS

• Despite good business evolution and a stable exchange rate this 4Q13, reported results were hurt by extraordinary one-off expenses and came in 15.5% lower than the previous Q’s at US$ 152 million. This, in addition to results reported for the first half of the year, which were marked by the strong currency & market volatility and translation losses, resulted in total net income reported by Credicorp for the year 2013 of US$ 567.1 million, 28.1% lower than the previous year’s.

• However, operational trends and income generation for the 4Q as well as for the year as a whole were significantly better than reported numbers suggest. Net interest income was up 4.7%, but was affected by a newly introduced IFRS valuation for derivatives, that resulted in an adjustment of -US$ 7 million, and led to 3.2% reported growth this 4Q. Non-financial income also showed solid results and was 5.6% higher QoQ reflecting the good business development. Furthermore, even though provisions kept expanding, as a result of the higher PDLs in the SME and Credit Cards portfolios, and increased 5.6% this Q, net interest income after provisions was still up 2% QoQ.

• Operating results for the year, in reported US Dollar terms, show net interest income after provisions for the year also expanded 11%, despite the portfolio quality issues throughout the year. Non-financial income on the other hand, reflects the lower gains in the sale of securities this period given the drop in fixed income valuations experienced in the year, and grew only 4% YoY.

• Growth of average daily balances recorded by currency shows that the Nuevos Soles portfolio expanded by a robust 8.9% QoQ, while the US Dollar portfolio reflected growth of only 0.6% as the shift to local currency borrowings gained momentum. This trend was evident in the Wholesale Banking book, which grew 21.2% QoQ in Nuevos Soles denominated loans, and only 0.2% in US Dollar loans, an evolution that shows a further de-dollarization of the Wholesale Banking portfolio.  Consolidated portfolio growth reported in US Dollar terms reached 4.5% for the Q.

• For the year, growth of Nuevos Soles average daily balances was up an impressive 32.7%, with significant growth concentration in the Wholesale Banking book in local currency which grew 64%, whereas the US Dollar average daily balances only expanded 3.1%, resulting in a blended growth rate in constant currencies of about 17% for the year.

• NIMs improved another 10bps this Q and reached 5.2% for the global NIM on total average Interest Earning Assets (IEA) and up 5bps to 8.4% for NIM on loans. For the year, Credicorp added a total of 24bps to its NIM. This was the result of a re-composition of IEA in favor of higher yielding loans, lower funding costs and the corrections in the models of the Retail Banking book which included a more efficient pricing tool that led to overall price increases.

• In line with the expected maturing cycle of the delinquent portfolio, the PDL ratio deteriorated only another 5 bps to reach 2.3% and complete a deterioration of 50 bps for the whole year. However, provisions related to the deterioration of the portfolio were up 5.6% in 4Q, which contributed to a 20% YoY aggregate increase in provisions, but was well compensated by better margins.

• The performance of the insurance business deteriorated this 4Q reporting technical results 3.1% lower as the business volumes dropped due to the loss of a very profitable business in the Life Insurance segment associated with newly introduced auctions for pension fund related insurance, and a one-off adjustment in new regulatory provisions. This 4Q results, plus the increased claims in the previous Qs led to a 1.3% drop in underwriting results for 2013.

• Operating expenses were strongly affected by several one-off costs and adjustments booked in the 4Q, which in turn could not escape the seasonal hike of admin-expenses in the last Q of each year, resulting in a 19% increase QoQ, while personnel expenses were down 7% for the Q, leaving an overall moderate increase. However, one-off costs of more than US$ 28.8 million were recorded due to an IFRS impairment related to IM Trust valuation, some social security liabilities for previous years, tax contingencies in Bolivia, and others. For the year, expenses expansion was lower than originally projected but still reached 14.6%. This increase in expenses was larger than income growth in our reporting currency and resulted in a 1.5% deterioration of Credicorp´s efficiency ratio to 43.7%.

• The recent one-off expenses added to the higher cost of risk we faced this year, the valuation losses in the fixed income portfolio in 2Q due to the increase in interest rates in the US market, and the higher claims in the insurance business, led to the 2% lower operating income for the year. However, the large losses on our LC equity position associated with the almost 10% devaluation of the local currency against the US Dollar in the course of 2013, amounted to US$ 148.5 million for the whole year, and were the main items responsible for the significant drop in reported profitability to 13.5% ROAE for 2013 vs. 20.9% ROAE in 2012.

• Consequently, it is truly noteworthy that after making only the most obvious adjustments and without adjusting for the losses in income due to the exchange rate when converting this to US Dollars, recurring net income for Credicorp would reach roughly US$ 738.3 million in 2013 vs.US$ 733.2 million in 2012.

I. Credicorp Ltd.

Overview

Despite a stable currency which moved only slightly in 4Q and generated limited translation losses, net earnings reported for 4Q were down 15.5% QoQ and reached only US$ 150.4 million. The aspects responsible for this drop were (i) some one-off expenses related to an impairment in the valuation of IM Trust, Social Security payments on remunerations paid in past years due to a regulatory dispute, provisions for tax contingencies in Bolivia, and others, which in aggregate amounted to US$ 28.8 million, (ii) the cost of approximately US$ 5.4 million due to rule changes that set requirements for additional reserves at Pacifico to cover future administrative expenses (Unallocated loss adjustment expense); (iii) a series of adjustments of costs for the year which were booked in a cumulative way in 4Q, such as a Credit Value Adjustment of derivatives for 2013 of US$ 7 million and an adjustment in fee income following a regulatory accounting change that generated a deduction in income of US$ 4 million for the year booked in the Q; and (iv) the seasonal increase in administrative expenses, all of which affected operating income, which drops also 14.8% for the Q.

Compared to the same period of last year, the drop is more dramatic and reached -24.3%. This result, however, was also highly distorted by the large difference in the exchange rates at which earnings are converted to US Dollars. Consequently, ROAE dropped to 14.6% for 4Q from 18% for 3Q and the 20’s levels for the previous year.

Net interest income (NII) expanded 3.2% for the Q, despite the extraordinary adjustment of derivatives valuation throughout the year mentioned above, which reached in aggregate US$ 7 million and was booked in the 4thQ. Excluding this adjustment, real NII growth for 4Q was 4.7%, in line with average daily loan volumes growth. The good evolution of the business and improved pricing also led to higher NIMs (Net Interest Margin), which expanded a few bps to 5.2% for the global NIM and 8.4% for the NIM on the loan book.

The aforementioned portfolio expansion reached a total of 2.7% in Q-end US Dollar terms. However, using BCP’s average daily balances, which are a more pertinent indicator of performance, the expansion reaches a solid 4.5% QoQ and stems from 5.3% growth in average daily balances in the Wholesale Banking book and 3.2% in the Retail Banking book. Furthermore, it is the Nuevo Soles Wholesale Banking portfolio that grew faster at 21.2%, while the Retail Banking portfolio is still in a contained mode and expanded its LC (Local Currency) balances only 4.8%, leading to a total 8.9% loan expansion in LC. In contrast, the FC (Foreign Currency) portfolios posted completely different performance, with a FC Wholesale Banking book that grew 0.4% and a retail FC portfolio that contracted by -0.9%, leading to a total 0.6% expansion for the whole FC denominated book. This is a reflection of a very clear de-dollarization trend and robust activity in the business world.

The Retail Banking book, on the other hand, reflects our conservative approach to risk management, which has kept a lid on growth and resulted in a very modest QoQ Retail Banking book expansion (especially for typically extremely dynamic 4Qs): 2.5% for Pyme, 2.7% for mortgages, which stems from 6.9% in Nuevos Soles and -3.2% in US Dollar, sound 4% expansion in consumer loans and 3.4% in Credit Cards (CC).

Asset quality showed a moderate 6bps deterioration, which stems from the SME and CC businesses. This is in line with expectations since we have not yet seen the peak in delinquencies for the SME portfolio, and a temporary pick-up in CC delinquencies due to a regulatory change on minimum payments. Consequently, provisions increased 5.6% for the Q.

Despite a reversion of fees of about US$ 4 million due to a regulatory accounting change, non-financial income was up 5.6% in 4Q, with fee income improving 5% in the Q. A slight decrease was posted in gains on FX transactions (in line with the lower volatility of the currency), which were compensated by an improvement in other income and stable gains on the sale of securities.

The insurance business posted 7.7% decrease in premium income this 4Q as the Life Division lost its pension funds insurance business following the introduction of a regulatory auctioning process of this insurance coverage. However, total insurance underwriting results were down only 3.1% following some improvement in commissions (some recoveries for non-use of re-insurance policies) and expenses and despite a one-off US$ 5.4 million adjustment for newly introduced regulatory provisions. However, the medical services business had higher expenses and delivered an underwriting result that was 32% lower.

2

Operating expenses had mixed results, since personnel expenses dropped an important 7% QoQ, but administrative expenses increased almost 19% QoQ resulting in a more moderate growth of total operating expenses. In this 4Q, operating expenses included a significant amount of non-recurring costs as indicated earlier, in addition to the seasonal increase in expenses which was this year still unavoidable. Those non-recurrent expenses included: (i) an IFRS required impairment of about US$ 14.5 million in the valuation of IMTrust, (ii) some Social Security belated payments of US$ 6.8 million related to compensation awarded in previous years due to a claim and dispute with SUNAT (the Peruvian tax authority), (iii) provisions for US$ 2.1 million of tax contingencies in Bolivia related to expected tax increases; and others than sum up to US$ 28.8 million. The aforementioned resulted in a significant increase of operating expenses, which were to a large extent attenuated by lower personnel expenses as we continued controlling headcount and reduced the provisions for 2013 bonuses.

Operating income therefore shows a drop of 14.8%, which led to the 15.5% lower net income reported when adding the Q’s small translation loss.

Consequently, given the absence of any significant distortions related to devaluation of the Nuevo Sol this 4Q, results converted to US Dollars for reporting purposes reflect the good business expansion and income generation of Credicorp, but nonetheless incorporate the impact of the higher cost of risk for the Q (+5.6%), and mainly, the substantial non-recurrent costs, which ultimately were responsible for the drop in ROE to 14.6% for this 4Q13 vs. 18% in 3Q13 and 19.6% in 4Q12.

Credicorp Ltd.	Quarter			% Change		Year ended		% Change
US$ 000	4Q13	3Q13	4Q12	QoQ	YoY	Dec 13	Dec 12	Dec 13 / Dec 12
Net Interest income	473,160	458,704	430,736	3.2%	9.8%	1,823,322	1,612,126	13.1%
Net provisions for loan losses	(125,162)	(118,580)	(102,964)	5.6%	21.6%	(453,562)	(377,841)	20.0%
Net interest income after net provisions for loan losses	347,999	340,124	327,772	2.3%	3.8%	1,369,760	1,234,285	11.0%
Non financial income	285,635	270,465	290,576	5.6%	-1.7%	1,097,179	1,054,788	4.0%
Insurance services technical result	36,879	38,055	50,894	-3.1%	-27.5%	141,001	142,866	-1.3%
Medical Services Technical Result	4,656	6,927	7,538	-32.8%	-38.2%	23,582	7,233	226.0%
Operating expenses (1)	(452,393)	(393,974)	(438,465)	14.8%	3.2%	(1,666,302)	(1,454,441)	14.6%
Operating income (2)	222,774	261,597	238,315	-14.8%	-6.5%	965,220	984,732	-2.0%
Core operating income	251,531	261,597	238,315	-14.8%	-6.5%	1,055,229	984,732	-2.0%
Non core operating income (expenses) (3)	(28,757)	-	-	-	-	(90,009)	-	-
Translation results	(4,792)	(3,312)	30,475	44.7%	-115.7%	(105,291)	75,079	-240.2%
Income taxes	(67,595)	(74,757)	(61,585)	-9.6%	9.8%	(285,760)	(251,583)	13.6%
Net income	150,387	183,528	207,204	-18.1%	-27.4%	574,169	808,228	-29.0%
Minority Interest	(1,250)	4,102	7,016	-130.5%	-117.8%	7,091	19,449	-63.5%
Net income attributed to Credicorp	151,637	179,426	200,189	-15.5%	-24.3%	567,079	788,779	-28.1%
Net income / share (US$)	1.90	2.25	2.51	-15.5%	-24.3%	7.11	9.89	-28.1%
Total loans	23,003,306	22,414,876	21,476,520	2.6%	7.1%	23,003,306	21,476,520	7.1%
Deposits and obligations	24,483,444	24,028,000	24,050,780	1.9%	1.8%	24,483,444	24,050,780	1.8%
Net shareholders' equity	4,233,099	4,089,916	4,167,968	3.5%	1.6%	4,233,099	4,167,968	1.6%
Net interest margin	5.20%	5.13%	4.96%			5.00%	5.08%
Efficiency ratio	45.8%	42.0%	47.9%			43.8%	43.6%
Return on average shareholders' equity	14.6%	18.0%	19.6%			13.5%	20.9%
PDL ratio	2.24%	2.18%	1.73%			2.24%	1.73%
PDL over 90 days	1.53%	1.52%	1.14%			1.53%	1.14%
NPL ratio (4)	2.81%	2.76%	2.39%			2.81%	2.39%
Coverage of PDLs (%)	157.5%	162.6%	187.7%			157.5%	187.7%
Coverage of NPLs (%)	125.1%	128.7%	136.0%			125.1%	136.0%
Employees	27,638	27,457	26,541			27,638	26,541

(1) Employees' profit sharing is regisered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

(2) Income before translation results and income taxes.

(3) Includes non core operating expenses. 4Q13 figure includes non recurring expenses assocated to SUNAT, provision for contingencies from BCP Bolivia, impairment for valuation of IM Trust, and unallocated loss adjustment expenses. 2013 figure includes aforementioned non recurring expenses and expenses incurred from the sale of BCP Colombia to Credicorp Investments, markdown in value of sovereign bonds and loss in the structural forward valuation.

(4) NPLs: Non-performing loans = Past due loans + Refinanced and restructued loans. NPL Ratio = NPLs / Total loans.

3

Results 2013 vs. 2012

In 2013, the exchange rate of the Nuevo Sol against the US Dollar experienced volatility at levels we have not seen in the last 20 years. In this context, the Nuevo Sol devaluated 9.6%. Credicorp’s results reflect this volatility, which disguises a significantly better business’s performance.

Based on reported numbers in its functional currency, Credicorp reported net income after minority interest of US$ 567.1 million in 2013, which represents a 29% decline with regard to 2012’s figure (US$ 808.2 million). This led ROAE to drop from 20.9% in 2012 to 13.5% in 2013. In terms of portfolio quality, the Past-Due-Loan (PDL) ratio rose from 1.73% to 2.24%, which was primarily attributable to higher PDL ratios in the SME and Credit Cards as we will discuss later.

Nevertheless, it is important to note that despite aspects of doing business that are beyond our control- such as currency volatility- and which distort final results, operating income only fell 2% with regard to 2012’s, showing the strong income generation capacity given that this figure includes the impact of the devaluation on income denominated in LC but reported in US Dollars.

In fact, operational trends and income generation are significantly better than reported numbers suggest.

The multiple factors that impede a clear view of Credicorp’s performance, which was still robust, and led to an aggregate of losses, extraordinary expenses or charges of US$ 194.4 million, are associated not only with the impact of the devaluation of local currency on our Balance Sheet positions, but also with non-recurring losses due to market issues and non-recurring expenses that complicated transactions this year, and include:

i)	A translation loss for US$ 105 million that is associated with the portion of equity positioned in LC;

ii)	The US$ 43.5 million loss due to the valuation of structural forward contracts, which was also associated with the capital position in LC;

iii)	The US$ 11.5 million loss on valuations of investment instruments due to movements in the interest rate relative the US Dollar and BCP’s sovereign bond positions (Peru, Colombia and Brazil);

iv)	The cost of approximately US$ 5.4 million due to rule changes that set requirements for additional reserves at Pacifico to cover future administrative expenses (Unallocated loss adjustment expense);

v)	Other non-recurring expenses for US$ 28.8 million that are associated with payments to SUNAT and ESSALUD for previous periods; contingent charges in Bolivia; de-recognition of assets associated with system development and installations; and an impairment loss after IM Trust was valuated according to NIIF norms.

In the first analysis, if we exclude the aforementioned events and the translation gain of 2012, operating income grew 7.1% with respect to 2012’s level (even when 2012’s results included the extraordinary gains generated by sales of securities) and net income also expanded approximately 0.7%. In this scenario, Credicorp’s net recurring income in 2013 was approximately US$ 738.3 million, which compares favorably with 2012’s recurring income (excluding only translation gains after taxes) of US$ 733.2 million.

But it is important to move to the second level of analysis to better appreciate the business’s true performance and eliminate reporting distortions related to moves in the exchange rate. To do this we must look at income and expenses in the currency in which they were generated as indicated in the tables below, which reveal that the evolution was indeed favorable with solid income and good margins.

4

	% Change LC *		% Change LC		% Change FC		% Total Change	Combined % Total Change
BAP	Expressed in PEN 2013 vs. 2012		Expressed in US$ 2013 vs. 2012		Expressed in US$ 2013 vs. 2012		Expressed in US$ 2013 vs. 2012	Expressed in US$ 2013 vs. 2012 (4)
Adjusted interest income (1)	27.8%		16.6%		7.2%		13.7%
Adjusted interest expenses (2)	25.0%		14.1%		11.2%		12.3%
Adjusted Net interest income (1)(2)(3)	28.2%	→	17.0%	+	2.6%	=	14.2%	24.1%
Reported Net interest income							13.1%

* Converted at Nuevos Soles at Q-end exchange rate.

(1) Interest income reported - Other income. Other income includes the gain on valuation of derivatives generated by the devaluation of the Nuevo Sol.

(2) Interest expenses reported - Other expenses. Other expenses includes the loss in valuation of derivatives linked to the loss in structural forward contracts for US$ 32.9 million in 2Q13 and US$ 11.7 million in 1Q13.

(3) 84.1% of adjusted Net interest income is generated in local currency.

(4) Calculated by adding up the weighted % change of each currency.

As such, the adjusted NII in LC, which represents 84.1% of total NII, grew 28.2% YoY while the adjusted NII denominated in US dollars reported a very modest 2.6% increase. All of the aforementioned was attributable to the excellent evolution of the loan portfolio, which when measured in BCP’s average daily balances, indicates growth of 32.7% in LC and 3.1% in FC.

In this context Credicorp’s NII, without including the distorting effect of devaluation, reported a risk-weighted increase of approximately 24% YoY, which is significantly higher than the 13.1% growth reported in US Dollars. This coincides with the real weighted growth of approximately 17.3% in the loan portfolio (BCP’s portfolio, Credicorp’s main asset) and is further evidence that margins have improved due to the Bank’s focus on growing income rather than the portfolio, and thanks to a migration of funds to the local currency portfolio and interest rate increases.

Moreover, despite the significant increase in provisions in 2013 (+20%), NII after provisions also grew 11%. This is proof that the Bank’s move to correct prices to reflect and compensate for higher risks was effective.

	% Change LC *		% Change LC		% Change FC		% Total Change	Combined % Total Change
BAP	Expressed in PEN 2013 vs. 2012		Expressed in US$ 2013 vs. 2012		Expressed in US$ 2013 vs. 2012		Expressed in US$ 2013 vs. 2012	Expressed in US$ 2013 vs. 2012 (2)
Fee income	24.4%		13.5%		11.5%		13.0%
Net gain on foreign exchange transaction	24.0%		13.1%		1.8%		11.0%
Net premiuns earned	24.9%	→	13.9%	+	7.1%	=	11.5%
Total non financial income (1)	24.5%		13.6%		8.5%		12.1%	19.9%

* Converted at Nuevos Soles at Q-end exchange rate.

(1) 71.2% of Total non financial income is generated in local currency.

(2) Calculated by adding up the weighted % change of each currency.

In terms of fee income (banking and pension funds), the gains on foreign exchange transactions and net earned premiums, which represent Credicorp’s core non-interest earning income, reported excellent growth of more than 24% of its component denominated in LC for the three items. The FC component grew 11.5% in terms of fee income, 1.8% in FX gains and 7.1% in net earned premiums with regard to last year’s figures given that business growth in loans, premiums and transactions was principally in LC. This led to total weighted growth for these income components of approximately 20%, which compares favorably with the 12.1% reported in our results expressed in US Dollars.

The stupendous evolution of income allowed it to easily absorb the level of operating expenses and total provisions for loan losses.

As indicated before, total provisions for loan losses grew +20% in 2013. This was due primarily to problems in the SME segment and to a lesser extent to the increase seen in the loss ratio for Credit Cards at year-end. The latter was due to a regulatory change in the way the minimum payment is calculated. In this context, the Bank expects that it will take customers a few months to adjust to the new level of debt service.

	% Change LC *		% Change LC		% Change FC		% Total Change	Combined % Total Change
BAP	Expressed in PEN 2013 vs. 2012		Expressed in US$ 2013 vs. 2012		Expressed in US$ 2013 vs. 2012		Expressed in US$ 2013 vs. 2012	Expressed in US$ 2013 vs. 2012 (3)
Operating expenses (1)	19.1%		8.7%		30.7%		14.6%	22.6%
Adjusted Operating expenses (2)	18.4%	→	8.0%	+	25.0%	=	13.6%	20.4%

 * Converted at Nuevos Soles at Q-end exchange rate.

(1) 69.4% of Operating expenses are generated in local curency.

(2) 70.0% of adjusted Operating expenses are generated in local currency. Adjusted Operating expenses excludes expenses associated with SUNAT and ESSALUD for previous periods; contingent charges in Bolivia; de-recognition of assets associated with system development and installations; and an impairment loss after IM Trust was valuated according to NIIF norms.

(3) Calculated by adding up the weighted % change of each currency.

In terms of operating expenses, although the LC component was positively affected by devaluation when the same is expressed in US Dollars, the weighted increase by currency type was 22% as opposed to 14.6% (reported) when we eliminate the positive effect of the devaluation of expenses in LC versus the 14.6% reported. This figure drops to 20.4% when eliminate non-recurring expenses (vs. 13.6% in reported figures).

5

	Local Currency *		Foreign Curreny
	2013 vs. 2012		2013 vs. 2012
BAP	% Change	% Participation	% Change	% Participation
Total Loans	30.4%	47.2%	-1.6%	52.8%

* Converted at Nuevos Soles at Q-end exchange rate.

In terms of loans, it is important to note the excellent growth of 30.4% in loan balances denominated in LC, which represented 47.2% of the loan balance at the end of 2013; during the same period, the FC loan balance fell -1.6%. The aforementioned, after excluding the effect of devaluation, represents a +13.5% increase in account balances. This result is much higher than the reported 6.5%.

An analysis of daily average balances is, however, a better indicator of business evolution. In this case, average daily balances are calculated only for BCP, which nonetheless represents 97% of Credicorp’s portfolio. These balances posted an increase of +22.7% in Retail Banking and +39.5% at Edyficar. The portfolio denominated in FC, which only grew 3.1%, reflects a slight increase in Wholesale Banking (+2.1%) and a -10.4% decrease in FC loans at Edyficar while Retail Banking maintained the same level registered last year. The average daily balances, without including devaluation, expanded +17.3% with regard to the level obtained in 2012 and reflect the excellent growth of our business.

This analysis is meant to demonstrate the Credicorp’s business has in fact remained very solid. It has maintained good levels of growth, utilized adequate risk management approaches, and leveraged the large growth potential identified in years past. All of this is hidden behind the distortions created by the nature our banking system, which works in two currencies; the process of change and de-dollarization that we are undergoing; the evolution of the international markets and the regulatory changes that tend to arise in developing economies such as ours.

6

Credicorp – The Sum of Its Parts

The most noteworthy events for BCP in 4Q13 were:

i)	The on-going de-dollarization of our economy and our loan portfolio, which greatly benefits our results given that it implies lower funding costs and more profitable assets.

ii)	On-going improvements in our margins, guided by the improved pricing tools that were introduced in our scoring models

iii)	On-going improvements in retail products and a redistribution of funds denominated in Nuevos Soles to more profitable assets.

iv)	Good signs persist that indicate lower costs for risk in the future given that the past due ratio has begun to decelerate in SMEs although we have seen a temporary increase in the exchange rate due to regulatory changes.

v)	The advent of some non-recurring extraordinary costs that adversely affect operating results and a related to taxes, insurance reserves, investment valuations and others described later in this report.

The aforementioned explain BCP’s results this 4Q. At the end of this period, net income totaled US$ 144.3 million and the contribution to Credicorp was US$ 140.8 million. BCP’s operating results were very satisfactory despite a seasonal increase in year-end expenses. Nevertheless, extraordinary non-recurring expenses pushed earnings down and led to a ROE of 19.9%, which fell below expectations.

Earnings contribution to Credicorp	Quarter			Change %		Year ended		% Change
US$ 000	4Q13	3Q13	4Q12	QoQ	YoY	Dec 13	Dec 12	Dec 13 / Dec 12
Banco de Crédito BCP (1)	140,818	146,677	166,701	-4%	-16%	458,325	645,750	-29.0%
BCB (2)	4,498	3,921	3,904	15%	15%	17,144	20,082	-14.6%
Edyficar	9,969	11,330	10,942	-12%	-9%	34,513	35,546	-2.9%
Pacifico Grupo Asegurador	4,723	18,458	16,895	-74%	-72%	39,899	65,998	-39.5%
Elimination (3)	(5,985)	-	-	-	-	(5,985)	-	-
Atlantic Security Bank	11,972	9,781	13,706	22%	-13%	50,681	48,402	4.7%
Prima	12,267	12,541	8,123	-2%	51%	50,798	38,183	33.0%
Credicorp Capital (4)	(11,608)	886	6,396	-1411%	(3)	(2,820)	6,396	(1)
Credicorp. Inv (5)	(13,427)	991	3,337	-1454%	(5)	(6,150)	3,337	(3)
BCP Capital (6)	1,819	(106)	3,059	1821%	(0)	3,330	3,059	0
Credicorp Ltd. (7)	1,934	(5,659)	(5,681)	134%	134%	(14,760)	(10,285)	-44%
Others (8)	(2,485)	(3,259)	(5,951)	24%	58%	(9,060)	(5,666)	-556%
Net income attributable to Credicorp	151,636	179,425	200,189	-15%	-24%	567,078	788,779	-28%

(1) Includes Banco de Crédito de Bolivia and Edyficar.

(2)The figure is lower than the net income of BCB because Credicorp owns 97.7% of BCB (directly and inderectly). 4Q13 figure includes Inversiones Credicorp Bolivia's contribution of US$0.6 millions.

(3) Includes the elimination related to the income obtained by Pacífico from the sale of a stake of Inv. Centenario to Credicorp.

(4) Figures Proforma - Unaudited, according to IFRS. Not yet consolidated but for purposes of this report is the sum of Credicorp Inv. and BCP Capital.

(5) Includes BCP Chile, IMT, Credicorp Inv, CSI, BCP Colombia and Correval.

(6) Includes Credifondo, Credibolsa, Credítitulos.

(7) Includes taxes on BCP's and PPS's dividends, and other expenses at the holding company level. Also includes the elimination related to the adquisition of a stake of Inv. Centenario.

(8) Includes Grupo Crédito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd. Includes in 4Q12 a elimination related to the sale of a property from Prima AFP to Pacífico Grupo Asegurador.

BCP Bolivia, despite regulatory changes in Bolivia, performed positively in 2013 and closed the year with a bottom line result of US$ 16.9 million. Growth in the Bank’s indicators is reflected in the good performance of net interest income (+14.5%), non-financial income (+8.6%) and the coverage ratio (299.7%) as well as a significant increase in loans (+18.3%); all of this was accomplished by keeping the past due ratio under control (1.34%). The positive evolution of these indicators shows that BCP Bolivia is one of the best performers in the Bolivian financial system, where the Bank enjoys a reputation of being one of the most stable and reliable entities on the scene. In this context, BCP Bolivia posted a very respectable and consistent market share of 10.9% in loans and 11.1% in deposits.

Edyficar continued to perform extraordinarily well, which coincides with local economic development in the SME sector in particular. This led to improvements in: (i) the loan level and portfolio profile; this portfolio totaled US$ 938 million at year-end (+23.4%), (ii) net interest income (+38.2%) and (iii) non-financial income (+14.3%). These results generated net earnings of US$ 35.4 million and ROAE of 21.6%. To accompany this growth and be closer to its clients, Edyficar opened new branches to bring the total number of locales to 190 at the end of 2013.

7

Atlantic Security Bank (ASB) grew its Assets under Management business in 4Q and also increased its contribution to Credicorp, closing the year with US$ 50.7 million (+4.7% higher than the figure reported in 2012) and ROAE of 26.5%. This result was possible thanks to the trust that clients have placed in our equity management services and ASB’s excellent management capacities, which focus on maintaining strict control and follow-up on diversification strategies and the limits set for each type of investment to obtain an optimum balance between the proprietary portfolio, the level of credit quality and investment performance.

Pacifico Insurance Group (PGA) reported net income after minority interest of US$ 4.2 million. This figure, although lower than last quarter’s result, was affected by external factors that have a direct impact on the underwriting result: (i) changes in regulation in the insurance market, whose impact was reflected in the last quarter of the year, (ii) a change in the rules for obligatory insurance in the Life business, which led to the culmination of the contract with Prima AFP, and (iii) higher expenses due to reserve adjustments given that SBS has established new regulatory requirements to cover administrative costs for claims services if the insurer ceases operations. In accumulated terms, the contribution to Credicorp was US$ 39.8 million at the end of 2013.

If we analyze results in each of PGA’s businesses, it is evident that the same trend is in play as described above: i) PPS reported a result of US$ 2.56 million (-67.2% QoQ) due to an increase in the loss ratio for the car line due to an increase in reserves (IBNR and ULAE)); ii) Pacifico Vida reported a total of US$ 7.7 million due primarily to a decline in income following the culmination of the contract with AFP Prima, iii) EPS reported a loss of -US$ 0.2 million (-117.8% QoQ) due to a seasonal increase in the loss ratio (winter) and SCTR (insurance for high risk occupations), which increase the cost of services and (iv) the Medical Subsidiaries reported a negative result of –US$ 3.5 million (+456%), mainly due to an increase in provisions and accounting adjustments stemming from a reorganization of operation following the acquisition of the medical subsidiaries. Regarding this point, it is important to mention that we expect results to improve next Q due to an increase in out-patient and hospital services and the launching of a new medical center.

Prima AFP reported better results than those obtained in 2012. This improvement is evident in the increases posted for fee income (+16.1%) and in the bottom line result with year-end net earnings of US$ 50.7 million (+33.0%) and a ROAE of 31.4%. These advances were possible mainly thanks to growth in the client portfolio during the affiliation period that ran between October 2012 and May 2013 (200,000 new affiliates); natural growth in the income base due to the Peruvian economy’s dynamism (Prima’s client portfolio includes some of the system’s top earners); and the 9.6% (approx.) devaluation of local currency (due to the translation result, which increased +584.3%). The international economic juncture and its effects on the Lima Stock Exchange affected the annual yields of funds under management. Nonetheless, a long-term analysis, which begins with the system’s creation, indicates that the yield was 7.6% in real terms. To address this situation, the Peruvian Central Bank raised the limits placed on the AFPs ability to make foreign investments from 36% to 40%. This change will take place gradually at intervals of 0.5% a month.

The investment banking business, which is run through Credicorp Capital, continued to effectively position itself as its clients’ best option. Proof of this is that each of Credicorp Capital’s subsidiaries leads the secondary fixed income market (BCP Capital 46.9%, Correval 22.5% and IM Trust 27.7%). The accounting loss incurred by BCP Chile, due to the impairment generated by an accounting adjustment that was made to the valuation of IM Trust, which were below the book value, masked the real business result. If this adjustment had not been made, the bottom line result would have been positive. Lastly, the experience of Credicorp Capital’s staff, as well as the trust that the clients place in its decisions, are reflected in the transactions that were completed and the volume of assets under management, which totaled US$ 7,224 million at year-end.

Credicorp Ltd.’s line mainly includes income tax provisions for dividends for BCP and PPS and other expenses at the holding level. In 4Q13, the results were positive and the contribution to Credicorp totaled US$ 1.9 million. In accumulated terms in 2013, the results were negative (-US$ 14.7 million) and include a write-off for Pacifico Insurance Group’s acquisition of a portion of Inversiones Centenario.

8

The others account is mainly composed of the results of Grupo Crédito, which manages a number of efforts including Tarjeta Naranja (still in the red and responsible for the majority of the losses reported) and the fiduciary business. In 4Q13, the results improved but still registered losses for -US$ 2.4 million, which include a write off for Prima AFP’s move to sell a property to Pacifico Insurance Group. In annual terms in 2013, the results remained negative (-US$ 9.0 million).

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% Change
US$ (000)	Dec 13	Sep 13	Dec 12	Dec 13 / Sep 12	Dec 13 / Dec 12
Capital Stock	496,041	496,041	505,164	0.0%	-1.8%
Legal and Other capital reserves (1)	2,903,509	2,898,793	2,306,561	0.2%	25.9%
Minority interest (2)	106,797	102,463	95,450	4.2%	11.9%
Loan loss reserves (3)	323,435	310,084	297,825	4.3%	8.6%
Perpetual subordinated debt	227,500	227,500	227,500	0.0%	0.0%
Subordinated Debt	1,279,765	1,282,284	1,154,816	-0.2%	10.8%
Investments in equity and subordinated debt of financial and insurance companies	(179,152)	(167,392)	(198,756)	7.0%	-9.9%
Goodwill	(329,495)	(361,769)	(392,097)	-8.9%	-16.0%
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	(20,847)	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	4,828,401	4,788,004	3,975,616	0.8%	21.5%

Tier I (5)	2,868,517	2,837,758	2,168,561	1.1%	32.3%
Tier II (6) + Tier III (7)	1,959,884	1,950,246	1,807,055	0.5%	8.5%

Financial Consolidated Group (FCG) Regulatory Capital Requirements	3,808,485	3,746,082	3,367,681	1.7%	13.1%
Insurance Consolidated Group (ICG) Capital Requirements	321,056	317,887	274,620	1.0%	16.9%
FCG Capital Requirements related to operations with ICG (8)	(60,494)	(53,879)	(24,179)	12.3%	150.2%
ICG Capital Requirements related to operations with FCG (9)	-	-	-	-	-
Total Regulatory Capital Requirements (B)	4,069,047	4,010,089	3,618,122	1.5%	12.5%
Regulatory Capital Ratio (A) / (B)	1.19	1.19	1.10	-0.6%	8.0%
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and Other capital reserves include restricted capital reserves (US$ 2,458 MM) and optional capital reserves ( US$441 MM).

(2) Minority Interest includes USD106.0 MM from minority interest Tier I capital stock and reserves and USD0.8MM from minority interest tier II capital stock and reserves

(3) Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Financiera Edyficar and Atlantic Security Bank.

(4) Tier II + Tier III can not be more than 50% of total regulatory capital.

(5) Tier II = Capital + Restricted capital Reserves + tier I capital stock and reserves from minority interest Goodwill - (0.5 x Investment in equity and subordinated debt of financial and insurance companies) + Perpetual subordinated debt.

(6) Tier II = Subordinated debt + minority interest tier II capital stock and reserves + Loan loss reserves - (0.5 x Investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

Credicorp has maintained a comfortable capitalization level as a holding, which at the end of December 2013 represents 1.19 times the capital required by Peru’s regulatory entity. This ratio remains stable regarding the figure reported at the end of 3Q13, mainly because: (i) Total Regulatory Capital grew +1.3% QoQ, due to a lower deduction of Goodwill (related mainly to the impairment from BCP Chile) and an increase in Loan loss reserves; and (ii) Regulatory Capital requirements grew +1.5% QoQ, mainly as a result of higher requirement from Financial Consolidated Group, which in turn is related to the expansion of the loan portfolio (credit risk).

Year over year, Credicorp increased its capitalization level from 1.10 times in December 2012 to 1.19 times at the end of 2013 (times the capital required by Peru´s regulatory entity). This is mainly due to a strong increase in Legal and Other capital reserves, and an increase in subordinated debt.

It is also important to note the Tier 1 increased its share of Credicorp’s total regulatory capital, increasing from 59.3% in 3Q13 to 59.6% at the end of 4Q13.

The table shows that the majority of the group’s capital requirement (93.6%) is associated with its financial business, 73.6% of total regulatory capital requirement is concentrated in BCP.

Credicorp’s income generation, coupled with the corporation’s policies on retained earnings, dividend payments, capitalization of earnings and reserve building, has allowed Credicorp to build a comfortable capital reserve to support its business expansion.

In addition, Credicorp holds approximately US$ 600 million in liquid investments that can be used at any time to strengthen its regulatory capital.

9

II. Banco de Crédito del Perú Consolidated

In 4Q13, BCP reported net income of US$ 144.3 million, which represented a ROAE of 19.9%. Although this result is slightly lower (-4.3%) than last quarter’s, core income evolved favorably. This helped significantly offset the seasonal expenses, the advent of some non-recurring expenses and growth in total provisions for loan losses, as we will explain in more detail later in this report.

The excellent performance of business was reflected primarily in:

i)	The NII, which grew +3.6% QoQ due to significant expansion in interest on loans, which was in line with growth in average daily balances of loans (+4.5% QoQ); and lower funding costs (-2.9% QoQ) due to an increase in the share that deposits holds within total funding (69.3% en el 3T13 vs. 71.8% en el 4T13). In this context, NIM increased from 5.27% to 5.37%. It is important to consider that NII of 4Q13 included a deduction of US$ 7 million as part of the adequacy to IFRS13 related to derivatives valuation, thus real growth of NII was 5.3% QoQ.

ii)	Non-financial income expanded +6.9% QoQ. This was mainly attributable to growth in fee income (+5.1%), which along with a slight gain on sales of securities and other, offset the drop in gains on foreign exchange transactions (-6.3% QoQ). It is noteworthy that in 4Q fee income incorporated a reversal of US$ 4 million after aligning to IFRS (deferred income), which hide fee income’s real growth of 7.5% QoQ.

The aforementioned attenuated:

i)	The +5.4% increase in loan provisions, which represented 28.5% of net interest income (vs. 28.4% in 3Q13) and 2.25% of loans (vs. 2.19% in 3Q13). This increase reflects the maturing cycle of the SME PDL portfolio as well as a slight increase in PDL of the Credit Cards segment that was due, in part, to a regulatory change made to the methodology for calculating minimum payments. It will take some time for clients to adjust to the new level of debt service.

ii)	The +8.3% increase in operating expenses, which was in turn attributable to the seasonality seen every 4Q, as well as non-recurring expenses, as we will explain later in the report. If we exclude extraordinary expenses, operating expenses only increase +5.3%, which reflects the Bank’s real commitment to achieving improvements in operating efficiency.

iii)	The translation loss of 5 million and higher provisions for taxes due to an increase in taxable earnings reported in local accounting.

In terms of assets, there is once again a shift toward more profitable assets such as loans, which expanded +2.7% QoQ. Average daily balances grew +4.5% QoQ with noteworthy evolution in the Wholesale Banking Portfolio (+5.3% QoQ), which was due to the good performance of Corporate Banking (+5.5% QoQ) and Middle Market Banking (+4.9% QoQ). Retail Banking loans increased +3.2% QoQ, led by the evolution of the Mortgage segment (+2.7% QoQ), followed by Consumer loans (+4% QoQ), SME (+ 2.5% QoQ), Businesses (+4.9% QoQ) and Credit Cards (+ 3.4% QoQ). During the same period, Edyficar maintained solid growth of +9.1% QoQ.

An analysis of NIM on loans reveals a 5bps increase QoQ, going from 8.35% to 8.40% at the end of 4Q13. The aforementioned is clear evidence of the positive impact on margins that adequate pricing in the Retail Banking business, which is now aligned with the risk profile of each segment, and lower funding costs (2% vs. 2.14% in the previous quarter) have had.

In terms of portfolio quality, the PDL ratio increased only 5bps to situate at 2.30% at quarter-end (vs. 2.25% at the end of 3Q13), which indicates that growth in the PDL portfolio has slowed down. Delinquency in the over 90-day PDL portfolio only increased 1bp to situate at 1.53%. This Q’s higher PDL ratio was attributable primarily to the SME and Credit Card segments, which posted ratios of 8.24% and 5.84%, respectively at quarter-end (vs. 8.03% and 5.08% at the end of 3Q13).

10

Banco de Credito and Subsidiaries *	Quarter			% Change		Year ended		% Change
US$ 000	4Q13	3Q13	4Q12	QoQ	YoY	Dec 13	Dec 12	Dec 13 / Dec 12
Net financial income	440,636	425,215	402,835	3.6%	9.4%	1,683,147	1,487,726	13.1%
Total provisions for loan loasses	(125,395)	(119,019)	(103,083)	5.4%	21.6%	(454,375)	(378,620)	20.0%
Net interest income after net provisions for loan losses	315,241	306,196	299,752	3.0%	2.1%	1,228,772	1,109,106	10.8%
Non financial income	226,209	211,659	232,830	6.9%	-2.8%	841,582	861,266	-2.3%
Operating expenses (1)	(328,507)	(303,434)	(337,886)	8.3%	-2.8%	(1,270,214)	(1,162,506)	9.3%
Operating income (2)	212,943	214,421	194,696	-0.7%	9.4%	800,140	807,866	-1.0%
Core operating income	212,943	214,421	194,696	-0.7%	9.4%	800,140	807,866	-1.0%
Non core operating income (expenses) (3)	(8,857)	-	-	0.0%	0.0%	(14,442)	-	0.0%
Translation results	(5,000)	(2,877)	25,734	73.8%	-119.4%	(87,025)	63,105	-237.9%
Income taxes	(63,443)	(60,529)	(49,496)	4.8%	28.2%	(248,788)	(208,714)	19.2%
Net income	144,287	150,826	170,958	-4.3%	-15.6%	463,532	661,358	-29.9%
Net income / share (US$)	0.047	0.049	0.055	-4.3%	-15.6%	0.149	0.213	-29.9%
Total loans	22,308,659	21,715,317	20,754,941	2.7%	7.5%	22,308,659	20,754,941	7.5%
Deposits and obligations	23,174,089	22,784,081	22,835,451	1.7%	1.5%	23,174,089	22,835,451	1.5%
Net shareholders' equity	2,972,064	2,843,292	2,775,351	4.5%	7.1%	2,972,064	2,775,351	7.1%
Net financial margin	5.37%	5.27%	5.22%			5.14%	5.21%
Efficiency ratio	46.9%	46.1%	52.3%			47.7%	49.2%
Return on average equity	19.9%	21.9%	25.2%			16.1%	25.9%
PDL ratio	2.30%	2.25%	1.78%			2.30%	1.78%
NPL ratio (4)	2.90%	2.84%	2.47%			2.90%	2.47%
Coverage of PDLs	157.6%	162.7%	188.6%			157.6%	188.6%
Coverage of NPLs	125.2%	128.7%	136.4%			125.2%	136.4%
BIS ratio	14.46%	14.12%	14.72%			14.5%	14.7%
Branches	401	387	365			401	365
Agentes BCP	5,820	5,385	5,713			5,820	5,713
ATMs	2,091	2,039	1,844			2,091	1,844
Employees (5)	22,657	22,403	21,798			22,657	21,798

* See notes in BCP and Subsidiaries income statement and balance sheet.

(1) Employees' profit sharing is registered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

(2) Income before translation results and income taxes.

(3) Includes non core operating expenses. 4Q13 figure includes non recurring expenses assocated to SUNAT and provision for contingencies from BCP Bolivia. 2013 figure includes aforementioned non recurring expenses and expenses incurred from the sale of BCP Colombia to Credicorp Investments.

(4) NPLs: Non-performing lons = Past due loans + Refinanced and restructured loans. NPL Ratio = NPLs / Total loans.

(5) Excludes employees from BCP Colombia and BCP Chile.

Liabilities at the end of 4Q13 increased +2.5% QoQ. This was primarily attributable to growth in total deposits (+1.7% QoQ) and expansion in due to Banks and Correspondents (+12.9% QoQ). The new funding structure lowered the cost of funding, which went from 2.14% to 2%.

Core income	Quarter			Change %		Year ended		% Change
US$ 000	4Q13	3Q13	4Q12	QoQ	YoY	Dec 13	Dec 12	Dec 13 / Dec 12
Net interest income	440,636	425,215	402,835	3.6%	9.4%	1,683,147	1,487,726	13.1%
Fee income	170,992	162,715	172,495	5.1%	-0.9%	648,774	620,058	4.6%
Net gain on foreign exchange transactions	44,490	47,487	47,996	-6.3%	-7.3%	190,763	174,049	9.6%
Core income	656,118	635,417	623,326	3.3%	5.3%	2,522,684	2,281,833	10.6%

* See note in BCP and Subsidiaries income statement.

Finally, core income increased +3.3% QoQ due to the excellent evolution of NII and fee income.

11

Results 2013 vs. 2012

As in the analysis of Credicorp’s results for 2013, an analysis of BCP reflects the effects of the strong volatility of the Nuevo Sol with regard to the US Dollar. This masks the fact that the Bank’s performance was truly excellent. The analysis we will present in the paragraphs that follow will eliminate distortions and isolate the non-recurring elements to fully appreciate the real performance of our banking business.

This Q in IFRS, BCP reported net income after minority interest of US$ 463.5 million in 2013, which is 29.9% lower than the figure obtained in 2012 (US$ 661.4 million). The aforementioned led ROAE to drop from 26.4% in 2012 to 16.6% in 2013. Additionally, despite the net result obtained, the efficiency ratio fell from 49.2% to 47.7% in 2013 due to the Bank’s efforts to control expenses since the beginning of the second half of the year. In terms of portfolio quality, the PDL ratio increased from 1.78% to 2.30%. This was due primarily to an increase in the PDL ratios of the SME and Credit Card segments of 1.78% a 2.30% respectively, which will be discussed in further detail later on in the report.

Nevertheless, it is important to note that despite the impact that factors outside of our control had on business performance, operating income only fell 1% with regard to 2012’s figure. This figure indicates a satisfactory evolution if we consider that it incorporates the effect of the devaluation of income denominated in LC.

The external factors that hide business’s real performance represented a total of US$ 172 million, stemming from losses due to market issues and non-recurring expenses such as:

i)	The translation loss of US$ 87 million associated with the capital position in LC;

ii)	The loss of US$ 43.5 million due to the valuation of forward contracts, which were also associated with the capital position in LC;

iii)	The loss of US$ 27 million that was generated by a shift in interest rates on the US Dollar and the position of BCP’s sovereign bonds (Peru, Colombia and Brasil); and

iv)	Other non-recurring expenses for US$ 14.5 million stemming from payments to SUNAT for previous periods, contingencies in Bolivia and a loss of the sale of BCP Colombia to Correval.

In this first analysis, if we exclude the aforementioned elements, operating income grew 9.6% with regard to 2012’s level (despite that 2012’s results included gains on sales of securities for US$ 43.3 million). In this context and after we deduct part of the translation gains posted in 2012, net income remains almost flat (-0.2% YoY).

In the second level of analysis, the business’s real performance is even more evident given that it considers income and expenses in the currency in which they were originated, as is evident in the tables below. From this perspective, the Bank’s evolution has been healthy and indicates that both income and margins are solid.

	% Change LC		% Change LC *		% Change FC		% Total Change	Combined % Total Change
BCP	Expressed in PEN 2013 vs. 2012		Expressed in US$ 2013 vs. 2012		Expressed in US$ 2013 vs. 2012		Expressed in US$ 2013 vs. 2012	Expressed in US$ 2013 vs. 2012 (4)
Adjusted interest income (1)	10.6%		0.9%		30.6%		14.4%
Adjusted interest expenses (2)	19.4%		8.9%		10.3%		10.6%
Adjusted Net interest income (1)(2)(3)	8.6%	→	-0.9%	+	52.7%	=	15.9%	20.1%
Reported Net interest income							13.1%

* Converted at USDollars at Q-end exchange rate.

(1) Interest income reported - Other income. Other income includes the gain on valuation of derivatives generated by the devaluation of the Nuevo Sol.

(2) Interest expenses reported - Other expenses. Other expenses includes the loss in valuation of derivatives linked to the loss in structural forward contracts for US$ 32.9 million in 2Q13 and US$ 11.7 million in 1Q13.

(3) 74.0% of adjusted Net interest income is generated in local currency.

(4) Calculated by adding up the weighted % change of each currency.

The adjusted NII in LC, which represents 74% of the total, grew 8.6% with regard to 2012’s while the adjusted NII in FC reported a significant increase of 52.7%. All of this was the result of the excellent evolution of the loan portfolio, which when measured in average daily balances, reflects growth of 32.7% in LC and 3.1% in FC.

12

As such NII, if we isolate the distortion generated by devaluation, reported an increase of approximately 20.1% in comparison with 2012’s figure following real portfolio growth of approximately 17.3%.

	% Change LC		% Change LC *		% Change FC		% Total Change	Combined % Total Change
BCP	Expressed in PEN 2013 vs. 2012		Expressed in US$ 2013 vs. 2012		Expressed in US$ 2013 vs. 2012		Expressed in US$ 2013 vs. 2012	Expressed in US$ 2013 vs. 2012 (3)
Fee income	13.3%		3.3%		-8.1%		4.6%
Net gain on foreign exchange transaction	16.6%	→	6.3%	+	-9.8%	=	9.6%
Adjusted non financial income (1)(2)	14.1%		4.1%		-8.3%		5.7%	8.6%

* Converted at USDollars at Q-end exchange rate.

(1) Excludes Net gain on sales of securities and other income.

(2) 75.1% of Total non financial income is generated in local currency.

(3) Calculated by adding up the weighted % change of each currency.

Fee income and gains on foreign exchange transactions, which compose BCP’s core income along with NII, posted excellent growth of 13.3% and 16.6%, respectively, in the component denominated in LC. The component denominated in FC for both items fell -8.1% and -9.8% in 2013, respectively, given that business growth in loans and transactions was seen primarily in LC.

The stupendous evolution of BCP’s income allowed it to easily absorb operating expenses and total provisions for loan losses.

Total provisions for loan losses increased +20%, which was primarily due to problems that have been identified in the SME segment and, to a lesser degree, due to the increase seen at year-end in the PDL ratio of the Credit Card segment. The latter was due to a regulatory change in the way the minimum payment is calculated. We expect that clients will need a few months more to adjust to the new level of debt service.

In terms of operating expenses, although the LC component was positively affected by devaluation when expressed in US Dollars, growth, if we consider the currency of origin, was significantly lower (+7%) than that reported in previous years due to the Bank’s efforts in the second half of the year to control spending and achieve more operating efficiency. Growth in expenses denominated in FC (+24.9%) incorporates the effect of non-recurring expense. As such, operating expenses grew 12.3% if we consider the impact of devaluation but the rate falls to 11% if we exclude non-recurring expenses.

	% Change LC		% Change LC *		% Change FC		% Total Change	Combined % Total Change
BCP	Expressed in PEN 2013 vs. 2012		Expressed in US$ 2013 vs. 2012		Expressed in US$ 2013 vs. 2012		Expressed in US$ 2013 vs. 2012	Expressed in US$ 2013 vs. 2012 (2)
Operating expenses (1)	7.0%	→	-2.4%	+	24.9%	=	9.3%	12.3%

* Converted at US Dollars at Q-end exchange rate.

(1) 70.3% of Operating expenses are generated in local curency.

(2) Calculated by adding up the weighted % change of each currency.

In terms of assets, it is important to note the excellent growth of 30.9% in the year-end balance of loans denominated in LC, which represented 49% of the total balance at the end of 2013 while the year-end balance of loans originated in FC fell -1.9%. The aforementioned represents expansion of +14.2% in year-end loan balances after excluding the effect of devaluation.

The evolution is even more favorable when we analyze the evolution of average daily balances, which increased +32.7% in LC and +3.1% in FC. This expansion was attributable to growth in Wholesale Banking’s LC portfolio (+64.9%), which was accompanied by solid growth of +22.7% in Retail Banking and +39.5% at Edyficar. The portfolio denominated in FC, which only grew 3.1%, reflected a slight increase in Wholesale Banking (+2.1%) and a decline of -10.4% in Edyficar’s FC loans while Retail Banking posted levels similar to those seen last year. If we exclude the effect of devaluation, average daily balances expanded 17.3% with regard to the level obtained in 2012.

	Local Currency		Foreign Curreny
	2013 vs. 2012		2013 vs. 2012
BCP	Change %	% Participation	Change%	% Participation
Total Loans	30.9%	49.0%	-1.9%	51.0%
Total Assets	5.7%	45.0%	-0.1%	55.0%
Total Deposits	1.4%	49.5%	12.1%	50.5%
Total Liabilities	5.6%	43.0%	5.7%	57.0%

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Finally, the balance of LC deposits increased very slightly (+1.4%) while the balance of deposits denominated in FC grew +12.1%. This is more than likely related to the evolution of the Nuevo Sol against the US Dollar in 2013.

II.1 Interest-earning assets

Interest-earning assets increased +2.2% QoQ and +2.4% YoY. This growth represented a recomposition of the portfolio to favor more profitable assets. This coincided with loan expansion (+2.7% QoQ and +7.5% YoY) and the increase in trading securities (+303.4% QoQ and +511.6% YoY).

Interest earning assets	Quarter			% Change
US$ 000	4Q13	3Q13	4Q12	QoQ	YoY
BCRP and other banks	6,365,825	6,519,429	6,821,579	-2.4%	-6.7%
Interbank funds	67,786	101,562	17,441	-33.3%	288.7%
Trading securities	436,202	108,130	71,323	303.4%	511.6%
Securities available for sale	3,975,058	3,998,181	4,702,394	-0.6%	-15.5%
Total loans	22,308,659	21,715,317	20,754,941	2.7%	7.5%
Total interest earning assets	33,153,530	32,442,619	32,367,678	2.2%	2.4%

Interest-earning assets expanded +2.2% QoQ, mainly due to +2.7% QoQ growth in current loans and +303.4% QoQ in trading securities. The increase in loans was associated primarily with expansion in the Wholesale Banking portfolio, which when measured in average daily balances reflects growth of +5.3% QoQ. By the same measure, Retail Banking and Edyficar reported an increase of +3.2% and +9.1%, respectively. The increase in trading securities was associated with a higher level of BCRP certificates of deposits. All the aforementioned was attenuated by the decline in the BCRP account and other banks (-2.4% QoQ) as a result of a decline in reserve requirements in local currency, which allowed the Bank to free up funds to direct them to more profitable assets.

The +2.4% YoY increase in interest-earning assets was also attributable to growth in current loans (+7.5% YoY) and trading securities (+511.6% YoY). Loans, when measured in average daily balances, increased +11.9% YoY. This growth was also led by the Wholesale Banking portfolio (+11.9% YoY), followed by Retail Banking (+9.3% YoY) and Edyficar (+28.1% YoY).

Loan Portfolio

At the end of 2013, the year-end balance of total loans at BCP was situated at US$ 22,309 million, which represents growth of +2.7% QoQ and +7.5% YoY. The figure below shows the evolution of quarter-end balances and average daily balances for every month of the last year. During the months of 4Q13, an upward trend is evident in average daily balances, particularly in the month of October.

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An analysis of average daily balances indicates:

Average Daily Balances

	TOTAL LOANS (1)
	(US$ million)
	4Q13	3Q13	4Q12	QoQ	YoY
Wholesale Banking	10,419.2	9,897.0	9,313.6	5.3%	11.9%
- Corporate	6,681.8	6,335.9	5,783.9	5.5%	15.5%
- Middle Market	3,737.4	3,561.1	3,529.7	4.9%	5.9%
Retail Banking	9,930.1	9,623.9	9,088.7	3.2%	9.3%
- SME	2,543.1	2,480.0	2,362.1	2.5%	7.7%
- Business	948.8	904.7	860.5	4.9%	10.3%
- Mortgages	3,493.2	3,401.7	3,119.2	2.7%	12.0%
- Consumer	1,926.6	1,852.7	1,739.6	4.0%	10.8%
- Credit Cards	1,018.3	984.7	1,007.3	3.4%	1.1%
Edyficar	898.0	822.9	700.8	9.1%	28.1%
Others (2)	1,168.6	1,107.0	988.0	5.6%	18.3%

Consolidated total loans	22,415.8	21,450.8	20,091.0	4.5%	11.6%

 (1) Average daily balance.

(2) Includes Work Out Unit, other banking and BCP Bolivia.

Source: BCP

The analysis of average daily balances indicates that expansion this Q was the result of excellent dynamism of the Wholesale Banking portfolio (+5.3% QoQ), which was attributable to +5.5% QoQ growth in Corporate Banking and +4.9% QoQ in Middle Market Banking. It is important to note that Wholesale Banking portfolio in LC grew considerably (+21.2% QoQ and +64.9% YoY) while the portfolio denominated in FC reported moderate growth (+0.4% QoQ and +2.1% YoY), which reflects a preference for LC loans that is primarily associated with the volatility present in previous periods and better credit conditions in LC in a scenario marked by the reduction of the reference rate and reserve requirements.

The Retail Banking portfolio experienced growth of +3.2% QoQ, which was associated with:

i)	+2.5% QoQ expansion in the SME portfolio, which was based on developing business only with clients with very good risk ratings until the tools for risk analysis are duly calibrated.

ii)	Growth in the Mortgage segment (+2.7% QoQ), which continues to undergo a noteworthy process of de-dollarization. The LC portfolio expanded +6.9% QoQ, while the FC portfolio dropped -3.2%. It is important to note that MiVivienda loans went from representing 14.8% of total mortgage loans at the end of 3Q13 to accounting for 15.5% of this portfolio at the end of 4Q13. The MiVivienda fund seeks to provide access to housing for lower income families.

iii)	The Consumer and Credit Card segments expanded +4% QoQ and +3.4% QoQ respectively. De-dollarization is on-going in both segments given that consumer loans and credit card debt in LC grew at a faster rate (+4.3% QoQ and +3.3% QoQ respectively) than consumer loans in FC (+2.2% QoQ and +2.6% QoQ). It is important to note that both the consumer and credit card portfolios posted lower growth this Q than has been reported in the 4Qs of recent years due to the adjustments made in 2012 and part of 2013.

In the YoY evolution, loans grew +11.6%. This was in line with Wholesale Banking’s performance (+11.9% YoY), which posted noteworthy evolution in its LC-denominated portfolio (+64.9% YoY). In Retail Banking (+9.3% YoY), solid growth was evident in all segments and was particularly strong in Mortgage, Consumer and SME loans, which posted good growth in LC following portfolio de-dollarization. Edyficar maintained an excellent growth rate of +28.1% YoY. It is important to note that devaluation hides real portfolio growth, which in annual terms was 17.3%. This expansion was due to +32.7% growth in the LC portfolio and +3.1% in the portfolio denominated in FC.

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Average Daily Balances

	DOMESTIC CURRENCY LOANS (1)					FOREIGN CURRENCY LOANS (1)
	(Nuevos Soles million)					(US$ million)
	4Q13	3Q13	4Q12	QoQ	YoY	4Q13	3Q13	4Q12	QoQ	YoY
Wholesale Banking	7,730.1	6,379.1	4,687.0	21.2%	64.9%	7,647.1	7,613.4	7,492.4	0.4%	2.1%
- Corporate	5,131.7	4,214.7	2,781.2	21.8%	84.5%	4,841.5	4,827.1	4,703.4	0.3%	2.9%
- Middle Market	2,598.4	2,164.4	1,905.9	20.1%	36.3%	2,805.7	2,786.3	2,789.0	0.7%	0.6%
Retail Banking	19,607.6	18,715.5	15,985.9	4.8%	22.7%	2,897.5	2,924.4	2,895.8	-0.9%	0.1%
- SME	6,319.4	6,131.6	5,352.1	3.1%	18.1%	274.1	285.1	285.4	-3.8%	-4.0%
- Business	716.7	640.7	554.5	11.9%	29.2%	693.7	675.4	661.3	2.7%	4.9%
- Mortgages	5,819.5	5,445.3	4,196.3	6.9%	38.7%	1,406.3	1,452.4	1,488.3	-3.2%	-5.5%
- Consumer	4,243.3	4,069.7	3,566.5	4.3%	19.0%	404.8	395.9	353.6	2.2%	14.5%
- Credit Cards	2,508.8	2,428.2	2,316.4	3.3%	8.3%	118.5	115.5	107.2	2.6%	10.6%
Edyficar	2,476.9	2,270.4	1,775.3	9.1%	39.5%	9.7	10.2	10.8	-4.4%	-10.4%
Others (2)	148.9	149.9	127.7	-0.7%	16.6%	1,116.0	1,053.4	918.7	5.9%	21.5%

Consolidated total loans	29,963.5	27,514.9	22,575.9	8.9%	32.7%	11,670.3	11,601.3	11,317.7	0.6%	3.1%

(1) Average daily balance.

(2) Includes Work Out Unit, other banking and BCP Bolivia.

Source: BCP

Loan Market Share

At the end of November, BCP consolidated continued to lead the loan market with a 31% share, which situates it over 10 percentage points ahead of its closest competitor.

Retail Banking posted a stable market share maintaining its leadership in all segments. On the other hand, Middle-market experienced an increase going from 33.7% on September 2013 to 34.3% on December 2013, while Corporate Banking fell from 45.7% on September to 43% on December 2013.

Dollarization

The LC-denominated portfolio’s share of total loans increased QoQ and YoY, going from 44.1% in 4Q12 and 46.9% in 3Q13 to 49.0% in 4Q13. This was primarily attributable to solid QoQ and YoY expansion in Wholesale Banking loans in LC.

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II. 2 Liabilities

At the end of 4Q13, total liabilities increased +2.5% QoQ due to growth in deposits (+1.7% QoQ), which is the Bank’s main source of funding, and expansion in due to banks and correspondents (+12.9% QoQ). The funding cost was situated at 2%, which falls below the 2.14% reported in 3Q13 due to a decrease in the expenses associated with deposits.

Liabilities*	Quarter			% Change
US$ 000	4Q13	3Q13	4Q12	QoQ	YoY
Non-interest bearing deposits	6,167,110	5,801,751	6,205,849	6.3%	-0.6%
Demand deposits	1,273,472	1,351,176	1,376,971	-5.8%	-7.5%
Saving deposits	6,355,705	6,070,575	6,084,550	4.7%	4.5%
Time deposits	6,915,603	7,357,460	6,872,223	-6.0%	0.6%
Severance indemnity deposits (CTS)	2,390,742	2,130,214	2,232,492	12.2%	7.1%
Interest payable	71,457	72,905	63,366	-2.0%	12.8%
Total deposits	23,174,089	22,784,081	22,835,451	1.7%	1.5%
Due to banks and correspondents	4,327,719	3,832,745	4,379,853	12.9%	-1.2%
Bonds and subordinated debt	4,137,652	4,147,354	3,684,908	-0.2%	12.3%
Other liabilities	619,956	723,650	2,043,750	-14.3%	-69.7%
Total liabilities	32,259,416	31,487,830	32,943,962	2.5%	-2.1%
* See note in BCP and Subsidiaries income statement.

Deposits

Total deposits expanded +1.7% QoQ, due primarily to +5.4% growth QoQ in core deposits (Demand, Savings and CTS). The increase in demand and savings deposits came from Retail Banking clients and was primarily LC-denominated. This went hand-in-hand with the campaigns held to stimulate growth in this segment. CTS deposits grew +12.2% QoQ due to seasonal factors that are present in the fourth quarter every year given that CTS payments are made in November. In this scenario core deposits’ share of total deposits increased from 67.4% to 69.8%, which helped push funding costs down.

Time deposits, which are not considered core deposits, posted a decrease of -6.0% QoQ. This was due primarily to maturities and withdrawals in LC in the Middle Market portfolio.

In annual terms, deposits grew +1.5%, which was mainly due to the +4.5% increase posted in savings deposits and +7.1% growth in CTS deposits. This expansion was attributable to the year-end campaigns conducted in these segments. Nevertheless, if we analyze these deposits by currency type, it is evident that deposits denominated in US Dollars grew at a faster rate than their counterparts in Nuevos Soles, which may be due to the devaluation that affected the local currency during the year.

At the end of 4Q13, the loan/deposit ratio was situated at 96.3% (vs. 95.3% in 3Q13) due to more growth in loans than in deposits. An analysis by currency shows that this indicator reached 95.3% in LC (vs. 85.1% in 3Q13) and 97.2% in FC (vs. 106.6% in 2Q13).

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Other funding sources

The increase in other sources of funding (+4.4% QoQ) was mainly attributable to expansion in the level relative to banks and correspondents (+12.9% QoQ) that was due to a REPO negotiated with BCRP in the month of December for approximately US$350 million and the fact that the Bank increased its financing obligations with Standard Chartered Bank and Citi Bank.

The aforementioned was attenuated by the drop in Other Liabilities (-14.3% QoQ). This was due to a QoQ decrease in transactions pending liquidation, which are in turn attributable to the purchase of sovereign papers and CDs.

In annual terms, bonds and subordinated debt increased (+12.3% YoY). This was due to a US$350 million issuance of BCP’s international corporate bonds; a move to reopen BCP subordinated bond 2027 for US$ 170 million; and the exchange of BCP bonds 2016 that were issued in 2011 for BCP bonds 2023, which were recently issued in a transaction that generated an additional US$366.3 million. These operations allowed the Bank to efficiently match currencies while taking advantage of historically low rates in the international capital market. In this context, bonds and subordinated debt’s share of total funding increased 11.2% at the end of 2012 to situate at 12.8% at the end of 2013. It is important to note that the -69.7% decline YoY in Other Liabilities is related to Credicorp Capital’s purchase of Correval in June 2013.

Funding Cost

The Bank’s funding cost was situated at 2.00%1 in 4Q13, which represents a 14bp decline with regard to 3Q13’s figure (2.14%). This result was due primarily to a decrease in interest expenses on deposits relative to higher level of core deposits and lower figure of time deposits, the former linked to lower cost.

Market Share of Deposits

At the end of November 2013, BCP head fast to its position of market leader in deposits with a 31.5% share of total deposits in the financial system. Accordingly, the Bank continued to lead the system for different types of deposits in both local and foreign currency.

1El costo de fondeo es calculado usando la siguiente fórmula:

* Se considera el promedio entre el saldo inicial y de cierre del total de pasivos (sin incluir otros pasivos) para el periodo

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Market share by type of deposit and currency

	Demand deposits	Saving deposits	Time deposits	Severance indemnity
LC	37.8%	37.8%	22.5%	38.4%
FC	34.2%	39.4%	29.8%	51.3%

 LC: Local Currency

FC: Foreign Currency

Deposit Dollarization

FC deposits’ share of total deposits increased from 47.5% at the end of 3Q13 to 49.5% at quarter-end in 4Q13. In YoY terms, the de-dollarization also posted a slight reverse with a 470 bps increase in the share of FC deposits. This trend is more than likely associated with the devaluation of the Nuevo Sol seen in 2013.

Mutual Funds

Mutual funds in Credifondo Peru fell -0.9% QoQ and -13% YoY due to high volatility in the financial markets. This was associated with expectations that the Federal Reserve would taper its monetary stimulus; lower-than-expected growth in China; and the evolution of the local market, where the General Index of the Lima Stock Exchange drew back 23.9% in 2013. In light of these results, affiliates chose to rescue their balances, which reduced the volume of funds under management. At the end of 2012, the number of clients served by Credifondo Peru totaled 82,215, which represented a market share in the Peruvian system of mutual funds of 42.4%.

Mutual funds in Credifondo Bolivia increased +10.3% QoQ, which was due primarily to its decision to launch a new investment fund that is open in the mid-term in Bolivianos (Bs). This fund currently manages US$ 7 million. In YoY terms, mutual funds increased 9.3% due to improvements in commercial management, which were achieved through my frequent visits to the country’s interior, and synergies with the Bank’s money desk.

Mutual funds	Quarter			% Change
US$ 000	4Q13	3Q13	4Q12	QoQ	YoY
Mutual funds in Perú	2,390,995	2,412,824	2,749,483	-0.9%	-13.0%
Mutual funds in Bolivia	71,199	64,545	65,146	10.3%	9.3%
Total mutual funds	2,462,194	2,477,368	2,814,629	-0.6%	-12.5%

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II.3 Net Interest Income

NII grew +3.6% QoQ and +9.4% YoY. This was primarily due to growth in interest on loans, which coincides with the 4.3% expansion observed in average daily balances and the -10.4% decrease in interest expenses. In this context NIM was situated at 5.37% at the end of 4Q13, which tops the 5.27% posted in 3Q13.

Net interest income **	Quarter			% Change		Year ended		% Change
US$ 000	4Q13	3Q13	4Q12	QoQ	YoY	Dec 13	Dec 12	Dec 13 / Dec 12
Interest income	618,655	608,643	580,790	1.6%	6.5%	2,423,346	2,133,751	13.6%
Interest on loans	581,547	563,218	524,366	3.3%	10.9%	2,230,735	1,912,929	16.6%
Interest and dividends on investments	(23)	(44)	(39)	-47.7%	-41.0%	6,980	6,624	5.4%
Interest on deposits with banks	6,001	7,982	10,018	-24.8%	-40.1%	32,752	39,364	-16.8%
Interest on trading securities	30,557	36,930	39,581	-17.3%	-22.8%	150,390	157,763	-4.7%
Other interest income	573	557	6,864	2.9%	-91.7%	2,489	17,071	-85.4%
Interest expense	178,019	183,428	177,955	-2.9%	0.0%	740,199	646,025	14.6%
Interest on deposits	57,562	64,249	69,850	-10.4%	-17.6%	269,228	251,815	6.9%
Interest on borrowed funds	36,071	35,722	38,532	1.0%	-6.4%	142,984	131,924	8.4%
Interest on bonds and subordinated note	64,591	64,433	57,720	0.2%	11.9%	252,765	217,593	16.2%
Other interest expense	19,795	19,024	11,853	4.1%	67.0%	75,222	44,693	68.3%
Net interest income	440,636	425,215	402,835	3.6%	9.4%	1,683,147	1,487,726	13.1%
Average interest earning assets	32,798,075	32,263,538	30,888,504	1.7%	6.2%	32,760,604	28,577,671	14.6%
Net interest margin *	5.37%	5.27%	5.22%			5.14%	5.21%

*Annualized.

** See note in BCP and Subsidiaries income statement.

Even when NII expanded QoQ, it is important to highlight that the figure of 4Q included a deduction of US$ 7 million related to the alignment to IFRS13 (valuation of derivatives – Credit Value Adjustment – CVA), thus NII’s real growth was 5.3% QoQ and NIM would situate at 5.46%, figures that reflect clearly the positive impact of pricing adjustments in Retail Banking’s product and the significant expansion of loan portfolio QoQ.

Interest income

Interest income increased +1.6% QoQ. This was due primarily to higher interest on loans, which went hand-in-hand with +4.3% growth in average daily balances following expansion in the Wholesale Banking portfolio (+5.1% QoQ) and Retail Banking (+3% QoQ).

It is important to note that the evolution of income for interest on loans was solid and due in large part to an effort to align pricing models to adequately reflect risk in Retail Banking segments. Higher income also reflects growth in Wholesale Banking’s LC portfolio (+64.9%), which was due to an increase in the demand for debt in Nuevos Soles given improvements in local market conditions in a context of the Nuevo Sol’s devaluation against the US Dollar.

Lastly, the expansion in interest income was slightly attenuated by a decrease in interest on sales of securities and others (-17.3% QoQ), which was associated with the maturity of BCRP CDs this quarter.

In annual terms, net interest income grew +13.1% due to higher income on loans (+16.6%) and was in line with the portfolio’s evolution and that of Wholesale Banking in particular. If we analyze income by currency type, we find that in absolute terms, interest income in LC expanded largely due to growth in the LC-denominated loan portfolio (+32.7% YoY).

Interest expenses

The decrease in interest expenses (-2.9% QoQ) is associated primarily with a decrease in interest expenses on deposits. This was in turn due to a drop in time deposits (-6.0% QoQ), which represent 27.3% of total deposits and are linked to higher cost of funds. This evolution helped improve the cost of funding, which fell to 2.00% in 4Q13.

In annual terms, interest expenses grew +14.6% due to:(i) an increase in interest expenses for bonds and subordinated notes due to the issuances made during the year; and (ii) the increase in interest expenses for deposits, which was due primarily to growth in the average volume of deposits throughout the year.

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NIM2

NIM on loans posted a 5 bps increase QoQ, going from 8.35% in 3Q13 to 8.40% at the end of 4Q13. This is attributable to the alignment of pricing in Retail Banking products to reflect appropriately the risk profile, and the significant expansion in the Wholesale Banking portfolio, in particular its LC portfolio, which offers better margins.

The global NIM increased from 5.27% in 3Q13 to 5.37% in 4Q13. This was in line with a solid +3.6% increase QoQ in NII, which helped offset a slight +2.2% expansion in average assets, which reflects the re-composition of LC assets to favor more profitable assets such as loans.

II.4 Past-Due-Loan Portfolio and Net Provisions on Loan Losses

The PDL ratio increased only 5 bps to situate at 2.30%. This expansion was due to an increase in delinquency in the SME and Credit Card segments. In this context, total provisions for loan losses increased 5.4% QoQ. The over 90-day PDL ratio remained basically stable at 1.53% (vs 1.52% in 3Q13).

Provision for loan losses	Quarter			% Change
US$ 000	4Q13	3Q13	4Q12	QoQ	YoY
Provisions	(139,968)	(131,739)	(114,327)	6.2%	22.4%
Loan loss recoveries	14,574	12,721	11,244	14.6%	29.6%
Net provisions, for loan losses	(125,394)	(119,018)	(103,083)	5.4%	21.6%
Annualized net provisions / Total loans	2.2%	2.2%	2.0%	-	-
Net Provisions / Net Interest Income	28.5%	28.0%	25.6%	-	-
Total loans	22,308,659	21,715,317	20,754,941	2.7%	7.5%
Reserve for loan losses (RLL)	809,264	794,032	698,395	1.9%	15.9%
Charge-Off amount (1)	89,859	86,144	88,234	4.3%	1.8%
Past due loans (PDL)	513,669	488,120	370,338	5.2%	38.7%
Non-performing loans (NPLs)	646,626	616,978	512,074	4.8%	26.3%
PDL ratio at 90 days	1.53%	1.52%	1.14%
PDL ratio	2.30%	2.25%	1.78%
NPL ratio (2)	2.90%	2.84%	2.47%
Coverage of PDLs	157.5%	162.7%	188.6%
Coverage of NPLs	125.2%	128.7%	136.4%

(1) 3Q13 Charge-off amount differs from the previously reported. Consider the figure in this report.

(2) NPLs: Non-performing lons = Past due loans + Refinanced and restructured loans. NPL Ratio = NPLs / Total loans.

2 Until 4Q12, total earning assets included current loans (including refinanced and restructured loans). Since 1Q13, total earning assets include total loans, meaning current loans and past due loans. NIM of loans is calculated as following:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earnings assets for the reporting period.

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Provisions

Net provisions on loan losses totaled US$ 125.4 million, which indicates an increase of 5.4% QoQ. This level represents 28.5% of total NII (vs 28.0% in 3Q13) and 2.25% of total loans (vs. 2.19% last quarter). The expansion seen QoQ in total provisions for loan losses is associated with the evolution of the PDL portfolio for the SME and Credit Card segments (see explanation below).

The coverage ratio for the PDL portfolio fell QoQ, going from 162.7% in 3Q13 to 157.5% in 4Q13. This was directly attributable to higher growth in the PDL portfolio (+5.2%) in comparison to the increase in the stock of provisions at the end of 4Q13 (+1.9%). The same relation is evident if we analyze the evolution of coverage for the non-performing loan portfolio (NPL), which fell from 128.7% in 3Q to 125.2% in 4Q given that growth in this portfolio (+4.8%) outpaced growth in the stock of provisions in 4Q13.

In this context the moderate growth of +1.9% reported in the stock of provisions was in line with the 5.4% QoQ expansion registered in net provisions on loan losses and the +4.3% increase QoQ in charge offs, which totaled US$ 89.9 million at the end of 4Q13.

Portfolio Quality

The PDL ratio increased 5bps to situate at 2.30% at quarter-end (vs. 2.25% at the end of 2Q13) while the 90-day PDL ratio remained stable, increasing only 1bp (1.52% in 3Q13 to 1.53% in 4Q13).

The increase in the PDL ratio is due to +5.2% growth in the PDL portfolio, which is in turn attributable to higher delinquency in the Credit Card and SME segments. Delinquency in the SME segment was situated at 8.24% at the end of 4Q13, which was in line with the maturing cycle of pre-adjustment vintages, while the evolution of the PDL ratio in the Credit Card segment (5.84% at the end of 4Q13) was due primarily to the fact that in mid-October, SBS made changes to the methodology to calculate the minimum payment (see explanation below).

The NPL portfolio (including refinanced loans) increased +4.8% QoQ. This led to a 6bp increase in the NPL ratio, which was situated at 2.90% (higher than the 2.84% reported in 3Q13). It is important to note that BCP’s NPL ratio continues to be lower than the System’s average NPL ratio, which was situated at 3.1% at the end of December 2013 (SBS Data).

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The figure below shows the evolution of the PDL ratio by segment and product:

In the analysis of the evolution of the PDL ratio by segment and product, it is important to remember that portfolio quality has remained stable with the exception of the deterioration noted in the SME and Credit Card segments:

i)	The evolution of the PDL ratio in the SME segment posted an increase, going from 8.03% in 3Q13 to 8.24% in 4Q13. This evolution reflects the maturing cycle of pre-adjustment vintages. The first adjustments were made at the end of 2012 and in November 2013, new adjustments were introduced to scoring models as efforts continued to align pricing instruments to adequately reflect this segment’s risk. These changes are expected to improve the portfolio quality of this segment by mid-2014.

ii)	At year-end the Credit Card segment posted a PDL ratio of 5.84%, which indicates deterioration with regard to last quarter’s (5.08%), which incorporated the impact of the change that SBS made in mid-October to the way credit card minimum payments are calculated. This new calculation increased the minimum payment to reduce the total period of debt.

iii)	The mortgage loan portfolio posted an expected increase in delinquency, going from 1.34% in 3Q13 to 1.39% in 4Q13. This was in line with the fact that the portfolio is focusing more on lower-income segments with products such as Mivivienda and Ahorro Local, which allow the Bank to achieve a balance between margins and risk levels.

iv)	The consumer segment posted a decrease in its PDL ratio, which situated at 2.22% (versus 2.56% in 3Q13).

v)	Finally, Edyficar posted a PDL ratio of 3.91% at year-end, which is 17 bps below the 4.08% recorded in 3Q13. This evolution is in line with the fact that the growth in its PDL portfolio falls below the increase registered in loan growth. It is important to note that the PDL ratio was stable YoY, going from 3.92% in December 2012 to 3.91% in December 2013.

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II.5 Non-financial income

At the end of 4Q13, non-financial income reported an increase of +6.9% QoQ, which was due primarily to +5.1% growth in fee income. Nevertheless the YoY and accumulated evolution shows that this component fell -2.8% and -2.3% respectively, which primarily reflects a loss on sales of securities.

Non financial income *	Quarter			% Change		Year ended		% Change
US$ 000	4Q13	3Q13	4Q12	QoQ	YoY	Dec 13	Dec 12	Dec 13 / Dec 12
Fee income	170,992	162,715	172,495	5.1%	-0.9%	648,774	620,058	4.6%
Net gain on foreign exchange transactions	44,490	47,487	47,996	-6.3%	-7.3%	190,763	174,049	9.6%
Net gain on sales of securities	2,717	(738)	4,994	468.2%	-45.6%	(23,958)	43,334	-155.3%
Other income	8,010	2,195	7,345	264.9%	9.1%	26,003	23,825	9.1%
Total non financial income	226,209	211,659	232,830	6.9%	-2.8%	841,582	861,266	-2.3%

* See note in BCP and Subsidiaries income statement.

Fee income, which are part of the Bank’s core income, reported solid growth of +5.1% QoQ that stemmed from the increase posted in the collections and payments (+9.9% QoQ), growth in the fee income generated by debit card and savings accounts as well as corporate finance (+45.5% QoQ). It is important to note that in 4Q fee income included a reversal of US$ 4 million as part of the adequacy to IFRS 18 rule related to deferred income over the lifetime of the loan (e.g. leasing and mid & long-term loans), thus real growth was 7.5% QoQ.

In annual terms, fee income fell -0.9% YoY. This was basically due to the decrease in fees on commercial loans, which was in turn attributable to deferred fees aforementioned, and the impact of the spin-off of BCP Capital (fee income generated by Credifondo, Credibolsa, and Corporate Finance, among the most important). In annual accumulated terms, the growth of +4.6% in fee income is due primarily to the evolution of commissions for collections and payments (+14.7%), credit cards and saving accounts, which helped absorb the effect on lower income in the Others line (-42.2%), which included income from BCP Capital’s fee income in 2012.

The QoQ and YoY analysis shows that net gain on foreign exchange transactions fell -6.3% and -7.3%, respectively. This was due primarily to a decrease in the volatility of the exchange rate and a decrease in trading volumes. Nevertheless in annual accumulated terms growth was situated at +9.6%, which coincides with the increase in exchange rate volatility in 2013, which led the Nuevo Sol to devaluate 9.6%.

The net gain on sales of securities expanded QoQ, going from a loss of -US$0.7 million in 3Q13 to a gain of US$ 2.7 million in 4Q13 due to the gains generated by the sale of BCRP certificates of deposit. The YoY analysis indicates a decline of -45.6% the net gain on sales of securities due to a decrease in the gains realized for the sale of BCRP CDs. In annual accumulated terms, this line posted a loss of US$ 24.0 million that was associated with the evolution of Latin American sovereign bonds in 3Q13 (increase in the average rates and lower prices) that, given BCP’s position in sovereign bonds (Peru, Colombia and Brazil), generated a loss due to price fluctuations and sales.

The Other Income line totaled US$ 8.0 million at the end of 4Q13. This was essentially attributable to a reversal of provisions for the BCP Points program (credit card) and a reimbursement from IBM for unused resources. In YoY and annual accumulated terms, this item increased +9.1%, which coincided with more income from loan recoveries.

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The table below provides a breakdown of non-financial income, fee income

Fee Income	Quarter			Change %		Year ended		% Change
US$ 000	4Q13	3Q13	4Q12	QoQ	YoY	Dec 13	Dec 12	Dec 13 / Dec 12
Miscellaneous Accounts (1)	49,467	47,095	47,158	5.0%	4.9%	187,947	174,215	7.9%
Off-balance sheet	11,667	11,217	12,054	4.0%	-3.2%	45,560	41,870	8.8%
Payments and Collections	27,195	24,740	24,355	9.9%	11.7%	100,676	87,790	14.7%
Drafts and Transfers	9,400	9,281	8,670	1.3%	8.4%	37,441	34,969	7.1%
Credit Cards	25,633	24,184	25,245	6.0%	1.5%	94,786	85,335	11.1%
Others fees	47,631	46,199	55,013	3.1%	-13.4%	182,365	195,880	-6.9%
Personal loans (2)	7,297	6,612	5,115	10.4%	42.7%	25,504	18,985	34.3%
SME loans (2)	6,321	6,349	4,619	-0.4%	36.8%	22,185	15,884	39.7%
Insurance (2)	4,849	4,585	4,459	5.8%	8.8%	18,551	15,972	16.1%
Mortgage loans (2)	3,790	3,968	3,673	-4.5%	3.2%	15,511	13,478	15.1%
Commercial loans (3)	1,658	4,190	9,742	-60.4%	-83.0%	14,491	22,821	-36.5%
Foreign trade (3)	3,992	4,535	4,409	-12.0%	-9.5%	16,051	16,498	-2.7%
Credicorp Capital	7,627	5,243	6,802	45.5%	12.1%	26,597	17,023	56.2%
Others (4)	12,095	10,718	16,194	12.8%	-25.3%	43,475	75,218	-42.2%
Total Fee Income	170,992	162,715	172,495	5.1%	-0.9%	648,774	620,058	4.6%

(1) Saving accounts, current accounts and debit card.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Includes fees from BCP Bolivia, Edyficar, network usage and other services to third parties, among others.

Source: BCP

Distribution channels and Transactions

The average number of transactions increased +2.5% QoQ, which coincides the evolution of banking penetration in the country. This increase was due primarily to the fact that more transactions were channeled through Internet VíaBCP (+5.1% QoQ) and ATMs ViaBCP and Agent BCP (+4.9% QoQ). Growth was also seen in Telecréditos (+4.8 QoQ), Agente BCP (+2.2% QoQ) and Points of Sale P.O.S. (+3.1%). It is important to note the decrease in Teller transactions (-3.6% QoQ). All of the aforementioned was the result of the Bank’s efforts to encourage clients to shift their transactions from traditional channels to more cost-efficient alternatives.

In year-on-year terms, the average number of transactions grew +8.9%. A noteworthy increase was observed in ViaBCP Internet Banking (+21.9% YoY), which is a clear sign that the public’s trust in this channel is increasing. The decrease in Teller transactions (-13.4%) is also worth mentioning.

	Monthly average in each quarter						% Change
N° of Transactions per channel	4Q13%		3Q13%		4T12%		QoQ	YoY
Teller	9,717,497	11.2%	10,075,605	11.9%	11,224,658	14.1%	-3.6%	-13.4%
ATMs Via BCP	15,657,388	18.1%	14,931,056	17.7%	14,469,188	18.2%	4.9%	8.2%
Balance Inquiries	5,272,561	6.1%	5,474,766	6.5%	3,784,401	4.8%	-3.7%	39.3%
Telephone Banking	2,655,547	3.1%	2,749,498	3.3%	3,071,021	3.9%	-3.4%	-13.5%
Internet Banking Via BCP	19,951,137	23.0%	18,991,719	22.5%	16,365,183	20.5%	5.1%	21.9%
Agente BCP	15,197,940	17.5%	14,876,251	17.6%	14,496,471	18.2%	2.2%	4.8%
Telecrédito	7,685,131	8.9%	7,330,772	8.7%	7,174,307	9.0%	4.8%	7.1%
Mobile banking	1,644,454	1.9%	1,495,892	1.8%	1,271,945	1.6%	9.9%	29.3%
Direct Debit	759,452	0.9%	713,759	0.8%	574,402	0.7%	6.4%	32.2%
Points of Sale P.O.S.	7,824,775	9.0%	7,588,016	9.0%	6,847,910	8.6%	3.1%	14.3%
Other ATMs network	321,323	0.4%	317,179	0.4%	356,546	0.4%	1.3%	-9.9%
Total transactions	86,687,205	100.0%	84,544,514	100.0%	79,636,032	100.0%	2.5%	8.9%

Source: BCP

BCP’s distribution channels totaled 8,312 points of contact in 4Q13, which represents a +6.4% increase over the figure reported at the end of 3Q13 and also tops the 4.9% reported at the end of 4Q12. The aforementioned is due primarily to an increase in Agente BCP (+8.1% QoQ and +1.9% YoY). This increase is due to both natural growth and the fact that unprofitable Agente BCPs, which were removed at the end of the previous quarter, were replaced by profitable agents. At the end of 4Q13, the number of Agente BCP totaled 5,820.

We increased the number of ATMs +2.6% QoQ and 13.4% YoY as part of our effort to expand our presence throughout the country. It is important to note that around a third of our ATMs are in the provinces, which is aligned with our banking penetration strategy.

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	Balance as of			% Change
	4Q13	3Q13	4Q12	QoQ	YoY
Branches	401	387	365	3.6%	9.9%
ATMs	2091	2039	1844	2.6%	13.4%
Agentes BCP	5820	5385	5713	8.1%	1.9%
Total	8312	7811	7922	6.4%	4.9%

Source: BCP

II.6 Operating Expenses and Efficiency

Growth in operating expenses (+8.3% QoQ) was primarily associated with the seasonality of 4Qs and the advent of non-recurring expenses in December. Accordingly, the efficiency ratio was situated at 46.88%, which tops slightly the figure of 46.13% reported in 3Q13.

Operating expenses *	Quarter			% Change		Year ended		% Change
US$ 000	4Q13	3Q13	4Q12	QoQ	YoY	Dec 13	Dec 12	Dec 13 / Dec 12
Salaries and employees benefits	141,531	149,547	164,759	-5.4%	-14.1%	613,222	596,207	2.9%
Administrative and general expenses	139,946	118,567	137,546	18.0%	1.7%	491,598	434,117	13.2%
Depreciation and amortization	26,101	25,025	23,513	4.3%	11.0%	99,416	92,306	7.7%
Other expenses	20,929	10,295	12,068	103.3%	73.4%	65,978	39,877	65.5%
Total operating expenses	328,507	303,434	337,886	8.3%	-2.8%	1,270,214	1,162,507	9.3%
Efficiency ratio	46.9%	46.1%	52.3%			47.7%	49.2%

* See note in BCP and Subsidiaries income statement.

Operating expenses grew +8.3% QoQ, due in large part to an 18.0% increase in administrative and general expenses. The aforementioned is associated to the seasonality that characterizes 4Qs of each year, and also reflect on-going business growth, in particular the channel network expansion to serve the increasing transactional activity of the market. Other expenses grew (+103.3% QoQ) due to a non-recurring payment made to SUNAT for previous quarters. This increase in expenses was offset by a decrease in salaries and employee benefits (-6.4% QoQ) given that this quarter, the Bank decided not to set aside provisions for Additional Employee Profit Sharing and effectuated a reversal for this concept.

Information on Administrative and General Expenses can be found in the following table:

Administrative and General Expenses	Quarter						% Change
US$ (000)	4Q13%		3Q13%		4Q12%		QoQ	YoY
Marketing	18,153	13.0%	14,633	10.5%	20,866	14.9%	24.1%	-13.0%
Systems	11,831	8.5%	11,062	7.9%	14,223	10.2%	7.0%	-16.8%
Systems Outsourcing	10,791	7.7%	10,046	7.2%	9,238	6.6%	7.4%	16.8%
Transport	11,037	7.9%	9,355	6.7%	10,906	7.8%	18.0%	1.2%
Maintenance	5,959	4.3%	4,228	3.0%	5,466	3.9%	40.9%	9.0%
Communications	8,390	6.0%	5,758	4.1%	5,713	4.1%	45.7%	46.9%
Consulting	6,302	4.5%	6,346	4.5%	9,125	6.5%	-0.7%	-30.9%
Others	42,310	30.2%	34,400	24.6%	37,515	26.8%	23.0%	12.8%
Taxes and contributions	12,804	9.1%	12,376	8.8%	13,353	9.5%	3.5%	-4.1%
Other subsidiaries and eliminations, net	12,369	8.8%	10,363	7.4%	11,141	8.0%	19.4%	11.0%
Total Administrative and General Expenses	139,946	100.0%	118,567	100.0%	137,546	100.0%	18.0%	1.7%

Source: BCP

Administrative and general expenses grew due to an increase in expenses for: (i) Marketing (+24.1% QoQ) for retail campaigns (Cuenta Premio) and TV advertising; (ii) Communications (+45.7% QoQ) due to more expenses for maintenance services and data transmission; and (iii) Others (+23.0% QoQ), which was primarily associated with more expenses for Corporate Affairs (advertising and image) and third party fees.

In annual terms, operating expenses increased 9.3% YoY, which was due primarily to higher administrative and general expenses (+13.2%). This increase is associated with: (i) expenses for systems outsourcing; this project, which is being implemented by IBM, began to report expenses in 3Q12 and will generate savings in the future given that less will be spent on IT infrastructure; and (ii) space rentals to cover strong expansion in the network of channels this year.

It is important to note that despite business growth, operating expenses in 2013 (+9.3% YoY) were significantly lower than those posted in 2012 (+25.7%) due to a decrease in expenses for salaries and employee benefits and the impact of the Bank’s initial efforts to control spending and subsequently improve efficiency.

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II.7 Net Shareholders’ Equity and Regulatory Capital

In 4Q13, BCP reported ROAE of 19.9%, which falls below 3Q13’s level (21.9%). This result was due to an increase in net shareholders’ equity (+4.5% QoQ) and the decrease in net income (-4.3% QoQ). The BIS ratio increased this Q, going from 14.12% in 3Q13 to 14.46% in 4Q13. This level, which is above the legal minimum (10%) and our internal limit (13.68%) reflects the Bank’s adequate approach to managing capital.

Shareholders' equity	Quarter			% Change
US$ 000	4Q13	3Q13	4Q12	QoQ	YoY
Capital stock	1,237,652	1,237,652	986,697	0.0%	25.4%
Reserves	788,325	788,325	700,491	0.0%	12.5%
Unrealized gains and losses	130,894	140,603	152,209	-6.9%	-14.0%
Retained earnings	351,661	357,467	274,596	-1.6%	28.1%
Income for the year	463,532	319,245	661,358	45.2%	-29.9%
Net shareholders' equity	2,972,064	2,843,292	2,775,351	4.5%	7.1%
Return on average equity (ROAE)	19.9%	21.9%	25.2%

In 4Q13, net shareholders’ equity expanded +4.5% QoQ due to higher accumulated earnings this year (+45.2% QoQ). Nevertheless, the decrease in net earnings generated in 4Q with regard to 3Q (-4.3% QoQ) led ROAE to situate at 19.9%, which represents a decline QoQ.

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% Change
US$ (000)	4Q13	3Q13	4Q12	QoQ	YoY
Capital Stock	1,342,618	1,348,892	1,216,822	-0.5%	10.3%
Legal and Other capital reserves	866,630	870,679	860,717	-0.5%	0.7%
Accumulated earnings with capitalization agreement	180,322	-	152,235	-	-
Loan loss reserves (1)	298,529	287,451	276,620	3.9%	7.9%
Perpetual subordinated debt	250,000	250,000	250,000	0.0%	0.0%
Subordinated Debt	1,222,884	1,223,717	1,092,777	-0.1%	11.9%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(269,326)	(265,593)	(299,188)	1.4%	-10.0%
Investment in subsidiaries and others	495,292	498,401	545,089	-0.6%	-9.1%
Unrealized profit and net income in subsidiaries	225,966	232,808	245,901	-2.9%	-8.1%
Goodwill	(43,679)	(43,883)	(47,876)	-0.5%	-8.8%
Total Regulatory Capital	3,847,978	3,671,264	3,502,108	4.8%	9.9%

Tier 1 (2)	2,574,211	2,409,296	2,405,255	6.8%	7.0%
Tier 2 (3) + Tier 3 (4)	1,273,767	1,261,968	1,096,853	0.9%	16.1%

Total risk-weighted assets	26,611,581	25,994,615	23,789,338	2.4%	11.9%
Market risk-weighted assets (5)	990,295	1,362,380	488,910	-27.3%	102.6%
Credit risk-weighted assets	23,882,290	22,946,241	22,074,645	4.1%	8.2%
Operational risk-weighted assets	1,738,995	1,685,993	1,225,784	3.1%	41.9%

Market risk capital requirement (5)	99,030	136,238	47,913	-27.3%	106.7%
Credit risk capital requirement	2,388,229	2,294,624	2,163,315	4.1%	10.4%
Operational risk capital requirement	173,899	168,599	120,127	3.1%	44.8%
Additional capital requirements	465,071	452,577	-	0.0%	-

Capital ratios
Tier 1 ratio (6)	9.67%	9.27%	10.11%
Common Equity Tier 1 ratio (7)	7.52%	7.26%	7.36%
BIS ratio (8)	14.46%	14.12%	14.72%
Risk-weighted assets / Regulatory Capital (9)	6.92	7.08	6.79

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in Subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets.

(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and deferred tax assets that rely on future profitability) + retained earnings + unrealized gains.

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(9) Since July 2011, Risk-weighted assets = Credit risk-weighted assets * 0.98 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 0.5.

At the end of 4Q13, the capital adequacy ratio (BIS) was situated at 14.46%, which tops the figure recorded at the end of 3Q13 (14.12%). This was due to higher growth in regulatory capital (+4.8% QoQ) than in risk-weighted assets (RWA,+2.4% QoQ). The increase in regulatory capital is associated with a capitalization agreement for US$180.3 million that was approved by the Board in its session of November 2013. Higher levels of RWA are due primarily to an increase in credit risk RWA, which goes hand-in-hand with loan expansion this Q (+2.7%).

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Finally, it is important to note that TIER 1 and TIER 1 Common Equity held steady within established limits, going from 9.27% in 3Q13 to 9.67% in 4Q13 in the case of TIER 1 and from 7.26% in 3Q13 to 7.52% in 4Q13 in the case of TIER 1 Common Equity. Both these levels are above our internal limits, which are situated at 8.5% and 7.0%, respectively.

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III. Banco de Crédito de Bolivia

Banco de Crédito de Bolivia	Quarter			% Change		Year ended		% Change
US$ millions	4Q13	3Q13	4Q12	QoQ	YoY	Dec 13	Dec 12	Dec 13 / Dec 12
Net interest income	18.3	17.2	16.4	6.0%	11.6%	67.9	59.3	14.5%
Net provisions for loan losses	(5.5)	(4.3)	(2.9)	28.0%	92.6%	(12.8)	(8.6)	49.1%
Non financial income	8.5	8.7	8.4	-2.4%	2.0%	33.3	30.7	8.6%
Operating expenses	(18.7)	(15.8)	(15.4)	18.2%	21.5%	(66.3)	(52.3)	26.9%
Operating Income	2.5	5.8	6.4	-56.3%	-60.6%	22.1	29.1	-24.2%
Translation result	(0.0)	0.0	0.0	-728.3%	100.0%	(0.7)	0.0	100.0%
Income tax	1.5	(1.8)	(2.4)	-180.6%	-159.9%	(4.5)	(8.5)	-47.4%
Net Income	4.0	4.0	4.0	-0.9%	-0.5%	16.9	20.6	-17.7%
Total loans	1,073.0	1,014.6	907.0	5.8%	18.3%
Past due loans	14.3	17.0	11.2	-16.0%	27.6%
Net provisions for possible loan losses	(40.2)	(35.6)	(32.0)	12.9%	25.7%
Total investments	327.9	337.7	294.9	-2.9%	11.2%
Total assets	1,680.2	1,576.3	1,411.6	6.6%	19.0%
Total deposits	1,474.7	1,392.4	1,229.0	5.9%	20.0%
Net shareholders' equity	144.3	144.4	133.1	-0.1%	8.4%
PDL ratio	1.34%	1.69%	1.24%
Coverage of PDLs	299.7%	224.6%	301.3%
ROAE *	11.0%	11.3%	12.1%
Branches	46	46	41
Agentes	50	41	26
ATMs	246	243	207
Employees BCP Bolivia	1,666	1,678	1,543
Employees Inversiones Credicorp Bolivia (Holding)	17	16	15

* Accumulated ROE for December 2013: 12.4% and December 2012: 18.3%. 3Q13 ROAE figure differs from the previously reported, consider the figure in this report.

BCP Bolivia’s net income in 4Q13 was US$ 4.0 million, which represents a slight decline of -0.9% QoQ. This drop was due primarily to: i) +28.0% QoQ increase in net provisions for loan losses, which was in turn attributable to growth in the loan portfolio after the Financial System Supervisory Authority (ASFI) required banks to set aside generic provisions for additional risk; ii) and a +18.2% QoQ increase in operating expenses that was associated with the bank’s decision to set aside extraordinary provisions (tax contingencies). The aforementioned offset the -180.6% QoQ decline in income tax, which was associated with reversal of provisions for the Additional Aliquot for Income Tax (AA-IUE) after earnings fell in 2013. BCP Bolivia is not obligated to pay this aliquot.

In annual terms, BCP Bolivia’s net income posted a negative variation (-0.5% YoY) that was due primarily to: +21.5% growth in operating expenses, which was in turn mainly attributable to an increase in personnel; a decision to set aside extraordinary provisions; a new tax on foreign currency sales; a state-stipulated wage increase; and a move to set aside more net provisions for loan losses (+92.6% YoY) as required by ASFI’s generic provision requirements for additional risk. Nevertheless, this scenario was offset by an increase in net interest income (+11.6% YoY) due to loan growth (+18.3% YoY) and a decrease in income tax payments (-159.9% YoY) given that in 2012, BCP Bolivia was required to pay the AA-IUE.

In accumulated terms, the -17.7% decrease in net income was due to the +49.1% increase in net provisions for loan losses and +26.9% growth in operating expenses. The aforementioned offset the increase in net interest income (+14.5%) and the decline in income tax paid (-47.4%).

BCP Bolivia’s prudent approach to loan risk management allowed it to post a past due ratio of 1.34% in 4Q13 (1.69% in 3Q13 and 1.24% in 4Q12) and a coverage ratio of 299.7% (224.6% in 3Q13 and 301.3% in 4Q12). The evolution of these indicators is proof that BCP Bolivia has one of the best track records in the Bolivian banking system and remains one of its most stable and reliable players. BCP Bolivia reported a past due ratio of 1.52% and a coverage ratio of 282.9% at the end of 4Q13. The bank’s ROAE this Q was 11.0% and its Capital Adequacy Coefficient was situated at 13.7%.

Assets and Liabilities

BCP Bolivia’s loan balance at the end of December 2013 was US$ 1,073.0 million, which represents an increase of +5.8% with regard to the US$ 1,014.6 million reported at the end of September 2013 and growth of +18.3% YoY. Loan growth QoQ was due primarily to large contributions from Retail Banking (61.3% of BCP Bolivia’s portfolio), which expanded +7.7% QoQ and +27.1% YoY. The segments in this portfolio that posted the most significant growth were: i) SME (+13.9% QoQ and +35.8% YoY), ii) Home Loans (+6.3% QoQ and +27.5% YoY) and iii) Cash loans (+3.6% QoQ and +20.1% YoY). The Wholesale Banking portfolio (38.7% of BCP Bolivia’s portfolio) recorded a +3.1% expansion QoQ and +6.2% YoY.

29

BCP Bolivia’s investment balance at the end of December 2013 totaled US$ 327.9 million, which represents a -2.9% decline QoQ and growth of +11.2% YoY. The QoQ trend was associated with the fact that the Bank’s investments in the Central Bank of Bolivia matured.

BCP Bolivia’s liabilities increased +5.9% QoQ, due mainly to +7.6% growth in term deposits and a +27.9% expansion in demand deposits. The YoY analysis reflects a +20.0% expansion in term deposits (+34.4%) and demand deposits (+27.9%).

At the end of November 2013, BCP Bolivia conducted its first issuance of subordinated bonds in the capital market for a total of US$ 10.2 million. These resources were used to grow the portfolio in December 2013.

Net shareholders’ equity fell -0.1% QoQ but registered +8.4% of growth YoY. The QoQ variation was due to the fact that in October 2013, BCP Bolivia spun off an equity block of its investments in Credibolsa Agencia de Bolsa S.A., Crediseguro Seguros Personales S.A. and other assets to a financial holding known as Inversiones Credicorp Bolivia S.A. The spin off allowed the bank to transfer assets, and their subsequent management, to Inversiones Credicorp Bolivia S.A. This move was part of Credicorp’s strategy to create a company in Bolivia to conduct transactions in the capital markets and manage investments that are not directly related to the banking business.

The YoY increase in net shareholders’ equity reflects the fact that Credicorp believes in Bolivia. As a show of confidence, the group decided to reinvest the earnings generated in 2012 to strengthen the Bank’s equity position and contribute to loan growth.

Finally, BCP Bolivia has maintained a solid and stable 10.9% share of the current loan market (fourth place in the banking system) and 11.1% of the total deposits market (fifth place in the banking system).

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IV. Financiera Edyficar

Edyficar	Quarter			% Change		Year ended		% Change
US$ 000	4Q13	3Q13	4Q12	QoQ	YoY	Dec 13	Dec 12	Dec 13 / Dec 12
Net financial income	54,220	50,937	43,330	6.4%	25.1%	209,983	151,919	38.2%
Total provisions for loan loasses	(10,883)	(8,102)	(8,696)	34.3%	25.1%	(35,609)	(27,165)	31.1%
Non financial income	825	477	685	73.0%	20.5%	1,995	1,745	14.3%
Operating expenses	(29,338)	(27,232)	(24,763)	7.7%	18.5%	(110,333)	(86,369)	27.7%
Operating Income	14,824	16,080	10,555	-7.8%	40.4%	66,037	40,130	64.6%
Translation results	(469)	(208)	3,114	125.8%	115.1%	(14,850)	8,091	-283.5%
Income taxes	(4,121)	(4,242)	(2,437)	-2.8%	69.1%	(15,758)	(11,732)	34.3%
Net income	10,233	11,630	11,232	-12.0%	-8.9%	35,428	36,489	-2.9%
Contribution to BCP	10,212	11,606	11,209	-12.0%	-8.9%	35,354	36,413	-2.9%
Total loans	938,954	862,411	761,129	8.9%	23.4%	938,954	761,129	23.4%
Past due loans	36,745	35,212	29,380	4.4%	25.1%	36,745	29,380	25.1%
Net provisions for possible loan losses	(65,726)	(60,368)	(52,487)	8.9%	25.2%	(65,726)	(52,487)	25.2%
Total assets	1,205,455	1,195,980	1,064,396	0.8%	13.3%	1,205,455	1,064,396	13.3%
Deposits and obligations	441,128	472,260	518,935	-6.6%	-15.0%	441,128	518,935	-15.0%
Net shareholders´ equity	127,626	117,393	98,357	8.7%	29.8%	127,626	98,357	29.8%
PDL / Total loans	3.91%	4.08%	3.86%			3.91%	3.86%
Coverage ratio of PDLs	178.9%	171.4%	178.6%			178.9%	178.6%
Return on average equity *	23.6%	28.7%	23.8%			21.6%	24.1%
Branches	190	186	162
Employees	4,359	4,187	3,473

* Net shareholders´ equity includes US$ 50.7 millions from goodwill.

3Q13 figures differ from those reported last Q. Consider this report's figures.

In 4Q13, Edyficar reported net income of US$ 10.2 million due to solid income generation (+6.4% QoQ), which is in line with the positive evolution of the portfolio this quarter (+8.9% QoQ). Nevertheless, income fell -12.0% QoQ, which was due primarily to (i) 7.7% growth QoQ in operating expenses due to an increase in personnel expenses and new branch openings; and (ii) an increase in net provisions for loan losses.

It is important to note that the aforementioned was attenuated by higher non-financial income (+73% QoQ) associated with an increase in fee income for insurance on loans (Financial Protection Insurance) after campaigns were held this quarter to strengthen this segment.

In YoY terms, operating income expanded 40.4% due to an increase in net interest income (+25.1%), which was in turn associated with the excellent evolution of loans and an adequate approach to managing portfolio quality. These factors allowed Edyficar to absorb the increase in operating expenses (+18.5%) and the translation loss (115.1%) stemming from the devaluation of the Nuevo Sol this year.

In terms of the portfolio’s volume and quality, the loan portfolio grew 8.9% QoQ to total US$ 952.2 million. This represented an expansion of 25.1% YoY and reflected an on-going trend toward growth and an increase in the bank’s market share. The past due portfolio reported growth of 4.4% QoQ and 25.1% YoY with a PDL ratio of 3.9%, which is similar to the figure reported in the fourth quarter of 2012. The coverage ratio of past due loans was situated at 178.9% at the end of 4Q13.

Total assets grew 13.3% YoY due to loan growth and expansion in the investment portfolio. Fixed assets grew 31.7% YoY, which was associated with branch growth (going from 186 locations to 190 at quarter-end).

Net shareholders’ equity increased 8.7% in 4Q13 due to a positive variation in accumulated results. Return on average equity (ROAE), including goodwill, was situated at 23.6% and without goodwill, at 33.4% in 4Q13.

In accumulated terms at the end of December 2013, Edyficar’s net income fell -2.9%. Financial income showed solid growth (+38.2%) while non-financial income grew +14.3%. Nevertheless, income growth was offset by a translation loss (-283.5%) due to the annual increase of +9.6% in the exchange rate; an increase in net provisions for loan losses (+31.1%); and higher operating expenses (+27.7%).

The results obtained by Financiera Edyficar are proof that it continues to contribute to BCP’s objectives in terms of loan growth and earnings generation.

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V. Credicorp Capital

Credicorp Capital’s net consolidated result in 4Q13 totaled -US$ 11.6 million. The disaggregated result shows that BCP Capital contributed US$ 1.9 million and BCP Colombia (Correval) US$ 858 thousand while BCP Chile (IM Trust) and CSI posted losses of -US$ 14.6 million and -US$ 48 thousand, respectively. In the case of BCP Chile, the accounting loss was due to the valuation of IM Trust’s investments at the end of 2013, which reflected an impairment of US$ 14.4 million in investments for Credicorp.

Earnings contribution	Quarter		% Change	Year ended
US$ 000	4Q13	3Q13	QoQ	Dec 13
BCP Capital	1,863	-108	-1819.0%	3,409
Credicorp Investments	-13,427	991	-1454.8%	-6,150
Credicorp Investments (Holding)	411	975	-57.8%	3,171
BCP Colombia (Correval)	858	558	53.7%	3,266
BCP Chile (IM Trust)	-14,648	-593	2369.6%	-12,809
CSI	-48	51	-194.5%	223
Credicorp Capital	-11,565	883	-1410.1%	-2,740
Contribution to Credicorp (1)	-11,608	885	-1411.6%	-2,820

* Proforma figures, according to IFRS

(1) BCP Capital contributes with 97.66%; Credicorp investments and CSI with 100% of their results.

The aforementioned led Credicorp Capital to post a contribution to Credicorp of -US$ 11.6 million in 4Q13. In accumulated terms at the end of December 2013, Credicorp Capital’s contribution to Credicorp was -US$ 2.8 million.

Non-financial income totaled US$ 20.9 million in 4Q13, which represented a decline of -44.4% with regard to 3Q13. The accounting loss was attributable to IM Trust’s recent valuation report, which concluded that the value of the shares is actually lower than the figure recorded on the books. This is registered as a net extraordinary loss on sales of securities. An analysis of the accumulated result indicates that non-financial income totaled US$ 139.7 million, of which 39% is attributable to the asset management business, 37% to the capital market business, 16% to corporate finance, and the remaining 8% to trust and treasury fees.

The earnings of both BCP Capital and IM Trust were affected by a slowdown in economic growth and the fact that stock exchanges across the region posted declines. The situation in Peru was exacerbated by a drop in market liquidity and more dependence on base metals in a context marked by a deceleration in the Chinese economy. This had a particularly significant effect on equity transactions in the capital markets and fund management. In the latter case, the depreciation of the PEN, which was triggered mainly by expectations that the FED will taper its monetary stimulus, also affected business by generating a translation loss. Correval maintained its position due to the fact that a larger percentage of its business is in fixed income transactions, which allowed the capital markets division to fulfill its annual target. It is important to note that, in accumulated terms at year-end, BCP Capital, Correval and IM Trust consolidated their leadership in the local secondary fixed income market with shares of 46.9%, 22.5% and 27.7%, respectively. BCP Capital also led the local primary fixed income market with a 48% share.

The capital markets business is generated mainly through fixed income and equity transactions in the secondary market, which coincides with the fact that currencies and derivatives are playing an increasingly important role along with primary loans for bonds and shares. The asset management business stems primarily from mutual funds, followed by equity management, structured products and others. The income posted by corporate finance is associated with services to structure financing, capital market services and advisory services for mergers and acquisitions.

Operating expenses totaled US$ 33.8 million in 4Q13; salaries and employee benefits, administrative expenses and support expenses were the primary contributors to this result, which reflects a drop of -0.6% QoQ. Credicorp Capital’s efficiency ratio was situated at 148.2% in 4Q13. This result was affected mainly, and extraordinarily, by the aforementioned impairment. If we exclude this effect, the efficiency ratio situates at 90.8% versus 85.9% in 3Q13. In accumulated terms at the end of 2013, Operating Expenses totaled US$ 130.9 million, which led the accumulated efficiency ratio to situate at 88.2%. The upward trend seen throughout the year in the efficiency ratio was primarily attributable to a decrease in non-financial income due to the factors discussed above.

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In 2013, Credicorp Capital with the assistance of its Corporate Finance and Capital Market teams, acted as joint lead manager in a significant number of transactions in the international bond market (144A / RegS) for a total of US$ 4,244 million. In 4Q13, the most important transaction involved Andino Investment Holding (US$ 130 million).

At the end of 4Q13, Credicorp Capital held AuM for US$ 7,224 million, of which 58% corresponded to BCP Capital, 24% to Correval and 18% to IM Trust. Additionally, Credicorp Capital reported assets under custody (AuC) for US$ 12,114 million, 78% of which belonged to BCP Capital, 12% to Correval and 10% to IM Trust.

Credicorp Capital	Quarter		% Change	Year ended
US$ 000	4Q13	3Q13	QoQ	Dec 13
Financial income	1,860	1,917	-3.0%	8,697
Non-financial income	20,927	37,614	-44.4%	139,697
Financial expense	-1,764	-2,223	-20.6%	-6,863
Operating expense (1)	-33,779	-33,973	-0.6%	-130,948
Net income before income tax	-12,756	3,335	-482.5%	10,584
Income taxes	-2,099	-1,140	84.1%	-8,202
Translation results	-115	-225	-48.9%	-3,540
Minority interest (2)	3,405	-1,087	-413.2%	-1,582
Net income	-11,565	883	-1410.1%	-2,740
Contribution to Credicorp	-11,608	885	-1411.6%	-2,820
Net shareholders' equity (3)	227,977	244,349	-6.7%	227,977
Assets under Management (million)	7,224	7,070	2.2%	7,224
Efficiency ratio (4)	148.2%	85.9%		88.2%
Return on average equity (5)	-19.6%	1.4%		-1.1%

* Figures Proforma - Unaudited, according to IFRS.

(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

(2) Percentage of Correval and IM Trust that is not owned by BCP Colombia and BCP Chile (49% and 39.4% respectively).

(3) Net shareholder's equity at Dec-12: US$ 250.8 million.

(4) Operating expenses / (Net financial income + Non financial income).

(5) ROAE = Annualized net income / average net shareholder's equity.

33

VI. Atlantic Security Bank

Atlantic Security Bank (ASB) reported net income of US$ 12.0 million in 4Q13, which represented expansion of +22.4% QoQ. This increase was due primarily to higher income from sales of securities. The earnings posted this Q led to an annualized ROAE of 25.0%, which tops the 22.1% reported in 3Q13 but falls slightly below the 25.8% reported in 4Q12.

Core income increased +3.7% QoQ with regard to 3Q13, which was due primarily to improvements in net interest income (+3.1%) and in fee income (+4.0%). Higher income is attributable mainly to an increase in the volume of profitable assets and to a larger activity in products and assets under management (AUMs) during the period. A YoY comparison indicates that core income was up +2.0% due to higher income for dividends and commissions for services.

This quarter’s net income expanded +22.4% QoQ. This was primarily due to gains that were recognized in the investment portfolio, particularly those stemming from the progressive rebalancing of the portfolio in 2Q13 to improve net interest income.

In accumulated terms at the end of December 2013, ASB’s contribution to Credicorp was US$ 50.7 million, which is +4.7% higher than the figure reported at the end of 2012. This increase was mainly associated with an increase in sales of securities (+64.9% YoY). At the end of 4Q13, total income (US$48 million) reported a marginal variation of +0.5% year-on-year (US$47.7 million).

ASB	Quarter			Change %		Year ended		% Change
US$ million	4Q13	3Q13	4Q12	QoQ	YoY	Dec 13	Dec 12	Dec 13 / Dec 12
Net interest income	9.7	9.4	9.7	3.1%	0.6%	39.3	37.9	3.6%
Dividend income	0.4	0.3	0.2	32.8%	73.7%	1.3	0.7	81.6%
Fees and commissions from services	2.3	2.2	2.2	4.0%	5.1%	8.6	9.2	-5.8%
Net gains on foreign exchange transactions	-0.1	-0.1	0.0	-56.9%	-2414.2%	-1.3	-0.1	1547.5%
Total earnings	12.3	11.8	12.0	3.7%	2.0%	48.0	47.7	0.5%
Net Provisions	0.0	0.0	0.0	0.0%	0.0%	-0.3	0.0	100.0%
Net gains on sale of securities	2.6	0.2	2.3	948.4%	13.2%	12.7	7.7	64.4%
Other income	0.0	0.1	1.9	-126.0%	-100.8%	0.2	1.8	-90.2%
Operating expenses	-2.9	-2.4	-2.5	-21.1%	-13.8%	-9.8	-8.8	11.3%
Net income	12.0	9.8	13.7	22.4%	-12.7%	50.7	48.4	4.7%
Net income / share	0.2	0.1	0.2	22.4%	-12.7%	0.7	0.7	4.7%
Contribution to Credicorp	12.0	9.8	13.7	22.4%	-12.7%	50.7	48.4	4.7%
Total loans	786.3	778.1	801.1	1.1%	-1.8%	786.3	801.1
Total investments available for sale	863.8	825.7	802.5	4.6%	7.6%	863.8	802.5
Total assets	1,784.3	1,703.1	1,768.5	4.8%	0.9%	1,784.3	1,768.5
Total deposits	1,444.7	1,349.1	1,396.8	7.1%	3.4%	1,444.7	1,396.8
Net shareholder's equity	200.3	182.5	219.8	9.8%	-8.9%	200.3	219.8
Net interest margin	2.4%	2.3%	2.4%			2.4%	2.4%
Efficiency ratio	19.3%	19.5%	15.5%			16.2%	15.5%
Return on average equity	25.0%	22.1%	25.8%			24.1%	23.7%
PDL / Total loans	0.00	0.00	0.00			0.00	0.00
Coverage ratio	0.1%	0.1%	0.1%			0.1%	0.1%
BIS Ratio (*)	15.51%	15.37%	16.86%			15.51%	16.79%

(*) Basel II Bis Ratio = (Regulatory Capital - deductions) / (RWA Credit risk + Charge Operational risk + Charge Market risk).

ASB reported an efficiency ratio of 19.3% in 4Q13, which represents a decline of 20bps with regard to last quarter. This decrease is associated with an increase in earnings this Q given that in 3Q13, expenses were US$ 498 thousand higher. A YoY comparison indicates that the efficiency ratio increased by 70bps.

Assets and Liabilities

Interest-earning assets totaled US$ 1,657 million, as shown in the table below. A QoQ comparison reveals an increase of +4.4% and a decline of -2.6% with regard to 4Q12. This increase was due primarily to an improvement in Cash and Banks (+55.6% QoQ), which was in turn attributable to an increase in funds received from clients at the end of the quarter. The year-on-year comparison, however, indicates that these assets fell -26.1%. Total volumes increased US$70 million in net terms with regard to 3Q13. The loan portfolio and investment portfolio reported positive net variations of US$8 million and US$ 25 million respectively due to loan and investment transaction flow this Q.

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A YoY analysis indicates that growth has been marginal in investments but the effect has been positive considering the volatility that the markets experienced in the first half of the year. Loans fell US$15 million in net terms this Q due to maturities that were posted in this first half of the year. It is important to note that ASB has consistently maintained an excellent risk profile, which is reflected in the fact that is loan portfolio is delinquency-free.

Interest earning assets*	Quarter			% Change
US$ million	4Q13	3Q13	4Q12	QoQ	YoY
Due from banks	101	65	137	55.6%	-26.1%
Loans	786	778	801	1.1%	-1.8%
Investments	769	744	763	3.3%	0.8%
Total interest-earning assets	1,657	1,587	1,701	4.4%	-2.6%

(*) Excludes investments in equities and mutual funds.

With regard to the investment portfolio, it is worth noting that ASB’s investment policy prioritizes instruments with good risk profiles. Accordingly, 60% of the bank’s instruments have an investment grade, which is proof of ASB’s sustained and conservative strategy to concentrate on investments in high-quality instruments.

ASB exercises strict control over and follow-up on diversification strategies and the limits set for investment types. This helps maintain a healthy balance in its proprietary portfolio, ensure the quality of its investments and guarantee return levels that contribute to the financial margin- which has a subsequently positive impact on shareholders’ returns.

Client deposits reflect an increase of +4.2% QoQ and +2.3% YoY. The QoQ increase in deposits is attributable to new fund captures and client investment flows, whose movements coincided with market conditions throughout the quarter. Other liabilities, which are primarily composed of financing, fell -18.8% QoQ and -8.2% YoY. The majority of the Bank’s financing obligations are used for short term working capital or to manage structural liquidity to maintain asset investment levels in coming quarters.

Liabilities	Quarter			% Change
US$ million	4Q13	3Q13	4Q12	QoQ	YoY
Deposits	1,445	1,349	1,397	7.1%	3.4%
Other liabilities	139	171	152	-18.8%	-8.2%
Total Liabilities	1,584	1,521	1,549	4.2%	2.3%

Net shareholders’ equity reported an increase of +9.8% QoQ, which was attributable to the earnings accumulated this quarter (US$12.0 million). Additionally, unrealized earnings on the investment portfolio, which are included in net shareholders’ equity, posted a positive change of 44.5% QoQ. This improvement was due to the fact that the market recovered after a volatile stretch at the end of 2Q13.

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The BIS ratio at the end of 4Q13 was situated at 15.5%, which represents a 0.9% increase with regard to 3Q13’s figure. The marginal increase in the BIS ratio is attributable to quarterly earnings and the increase posted in the value of risk-weighted assets (increase in investments and loans). It is important to note that the Bank’s minimum ratio requirement remains at 12%.

Funds under Management

Funds under management, which include client deposits, investments in funds and custody of financial instruments, totaled US$5,216 million (market value) at quarter-end. This represents an increase of +2.4% with regard to 3Q13 but is -2.7% lower than the figure posted at the end of 2012. The QoQ result is due primarily to market valuations after deducting purchase and sales flows during the quarter. Despite a -1.8% QoQ decline in the stock of investments in securities, this item posted growth of +5.2% in annual terms. Along similar lines, deposits increases +3.4% YoY, which is proof that our clients trust us to manage their equity.

36

VII. Pacifico Grupo Asegurador (PGA)

PGA	Quarter			% Change		Year ended		% Change
US$ 000	4Q13	3Q13	4Q12	QoQ	Yoy	Dec 13	Dec 12	Dec 13 / Dec 12
Net earned premiums	194,000	209,362	194,790	-7.3%	-0.4%	807,491	724,430	11.5%
Net claims	129,759	138,410	122,506	-6.2%	5.9%	538,382	477,750	12.7%
Net commissions	37,118	38,480	31,711	-3.5%	17.0%	143,160	119,423	19.9%
Net underwriting expenses	6,193	5,643	6,448	9.7%	-4.0%	32,435	31,148	4.1%
Underwriting result	20,930	26,829	34,124	-22.0%	-38.7%	93,513	96,109	-2.7%
Medical Services technical result (1)	4,656	6,927	7,378	-32.8%	-36.9%	23,582	21,623	9.1%
Total Underwriting result (1)	25,585	33,756	41,502	-24.2%	-38.4%	117,095	117,732	-0.5%
Financial income, net	26,939	33,583	28,516	-19.8%	-5.5%	122,465	121,250	1.0%
Opertating expenses	49,999	47,991	53,276	4.2%	-6.2%	194,498	174,792	11.3%
Traslations results	309	235	2,724	31.5%	-89%	-7,863	7,360	-206.8%
Income tax	2,032	2,792	3,145	-27.2%	-35%	3,158	8,815	-64.2%
Income before minority interest	4,243	18,176	16,941	-76.7%	-75.0%	39,336	67,078	-41.4%
Net income	3,567	16,214	14,840	-78.0%	-76.0%	33,095	58,982	-43.9%
Contribution to Credicorp	4,723	18,458	16,895	-74.4%	-72.0%	39,899	65,998	-39.5%
Total assets	2,763,250	2,718,080	2,678,717	1.7%	3.2%	2,763,250	2,678,717	3.2%
Invesment on securities	1,701,161	1,666,733	1,782,381	2.1%	-4.6%	1,701,161	1,782,381	-4.6%
Technical reserves	1,786,588	1,739,872	1,616,229	2.7%	10.5%	1,786,588	1,616,229	10.5%
Net equity	496,120	501,810	632,025	-1.1%	-21.5%	496,120	632,025	-21.5%
Loss ratio	66.9%	66.1%	62.9%			66.7%	65.9%
Return on equity (2)(3)(4)	2.9%	13.1%	9.8%			5.9%	10.8%
Combined ratio of PPS + PS (4)	104.8%	102.1%	101.9%			105.2%	104.9%

(1) With consolidated adjustments between insurance companies and medical services.

(2) Exclude GNR from net equity.

(3) Annualized.

(4) Average are determined as the average of period - beginning and period ending.

(5) Without consolidated adjustments.

Pacifico Insurance Group reported net income before minority interest of US$ 4.2 million in 4Q13, which is -76.7% less than the US$ 18.2 million obtained in 3Q13 and -75.0% lower than the US$ 16.9 posted in 4Q12. This decline is due to a drop in the underwriting results of all businesses (PPS, EPS and PV), a decrease in financial income (in the PPS and PV businesses) and a higer level of general expenses in the Medical Subsidiaries.

The decline in the underwriting result, which was situated at US$ 20.9 million (-22.0% QoQ and -38.7% YoY), is due primarily to changes in regulations for the insurance market, whose impact is seen in the last period of the year. PV was affected by lower premiums after the reform for obligatory insurance that led to the culmination of the group’s contract with AFP Prima (October 2013). PPS, on the other hand, felt the impact of more claims due to reserve adjustments after the Superintendence of Banking, Insurance and AFP (SBS) made obligatory for insurers to constitute an Unallocated loss adjustment expense (ULAE), a regulatory reserve requirements made to cover administrative expenses for claims management in the case that the insurer should cease operations. High loss ratios in the group insurance business (EPS) were the result of an increase in the number of winter-related cases that were treated, which is a seasonal effect present every 4Q.

Underwriting expenses increased US$ 0.6 million in 4Q13, which was due primarily to an increase in premium turnover and an accounting reclassification that led this item to drop last quarter.

Financial income totaled US$ 27.0 million in 4Q13, which falls below the US$ 33.6 million posted in 3Q13, when PPS reported extraordinary income for the sale of real estate assets (Curacao for US$ 7.7 million and Oeschle for US$ 5.3 million). Additionally, this Q lower interest was registered on fixed income and gains on sales of fixed income and equity securities at PV in 4Q13.

General expenses posted an increase, going from US$ 48.0 million in 3Q13 to US$ 50.0 million in 4Q13. This expansion was primarily attributable to the Medical Subsidiary business and is related to expenses associated with the post-acquisition reordering process.

In this context, the contribution to Credicorp was US$ 4.7 million in 4Q13, which falls below the US$18.5 million reported in 3Q13 and the figure of US$16.9 million observed in 4Q12.

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PGA	Net income *			% Change		Year ended		% Change
US$ 000	4T13	3T13	4T12	QoQ	YoY	Dic 13	Dic 12	Dic 13 / Dic 12
PPS	2,488	7,581	4,911	-67.2%	-49.3%	-1,387	13,740	-110.1%
PV	7,713	13,827	16,890	-44.2%	-54.3%	50,302	59,645	-15.7%
EPS **	-5,372	401	-4,574	-1439.9%	17.4%	-4,672	-5,717	18.3%
PGA	4,243	18,176	16,941	-76.7%	-75.0%	39,336	67,079	-41.4%
Adjustment for consolidation	480	282	-46	-	-	563	-1,081	-
Contribution to Credicorp	4,723	18,458	16,895	-74.4%	-72.0%	39,899	65,998	-39.5%

* Before minoritary interest.

** Includes Medical subsidiaries results.

The earnings obtained in 2013 are -41.4% below thus obtained last year (US$ 39.3 million versus US$ 67.1 million in 2012). This result is due to: (i) the increase posted in the net loss ratio in Property and Casualty insurance (+5.9 pp) due to higher costs for claims processing in the Car Insurance Line and to a lesser extent in the Personal Lines; (ii) the 11.3% increase in general expenses (US$ 194.5 million versus US$ 174.8 million in 2012) due to growth in Medical Subsidiaries as well as higher expenses in the Property and Casualty business (growth in new channels and system development); (iii) the translation effect that generated a variation of –206.8% (US$ -7.9 million against US$7.4 million in 2012); and finally, (iv) the effect of reserves adjustments due to the ULAE regulatory requirement US$5.3 million mentioned above.

In terms of premium turnover, PGA reported direct premiums of US$ 1,136 million and net earned premiums for US$ 807.5 million, which represent an increase of 11.5% respectively with regard to 2012. This growth in turnover was evident in three businesses: PPS (US$ 50.7 million), EPS (US$ 31.7 million) and PVIDA (US$ 32.4 million).

Pacifico Property and Casualty (PPS)

PPS reported net earnings of US$ 2.5 million (-67.2% QoQ) due to a lower underwriting result (-US$ 3.2 million QoQ), lower financial income (-US$ 4.2 million QoQ) and lower miscellaneous income (-US$ 2.3 million QoQ). These results were offset by a decrease in general expenses (-US$ 2.2 million QoQ) due to lower expenses for salaries and employee benefits due to the reversal of provisions for annual bonuses as well as a decrease in income tax paid (-US$ 2.1 million QoQ).

The underwriting result reported a drop of -17.6% QoQ that was due primarily to an increase in the loss ratio (+4.4%) in the car insurance line due to an increase in IBNR reserves (incurred but not reported) of US$ 1.0 million in 4Q13 and the fact that ULAE reserves were set aside in 4Q13 (US$ 1.2 million). This Q, the underwriting result posted an increase over last quarter’s result (+US$ 2.9 million) due to higher premium turnover and the fact that an accounting reclassification was made last Q that reduced this account’s amount.

Financial income fell given that in 3Q13, extraordinary income was reported for the sale of real estate assets (Curacao for US$ 7.7 million and Oeschle for US$ 5.3 million) despite the fact that in 4Q13, shares in Inversiones Centenario were sold (US$ 8.2 million).

Finally, miscellaneous expenses totaled US$ 1.7 million. This amount was attributable primarily to charge-offs associated with intangibles relative to discontinued information and technology projects.

Below, we describe the results of the business lines for Property and Casualty insurance:

Underwriting Result by Business Unit
	4Q13				3Q13				4Q12
Underwriting Result by Business Unit US$ million	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS
Net earned premiums	31.6	27.3	17.4	76.2	31.8	25.7	18.9	76.4	28.7	24.4	18.2	71.3
Underwriting results	1.2	5.0	8.7	15.0	2.9	4.5	10.7	18.2	6.9	4.4	10.6	21.9
Loss ratio	70.4%	72.9%	30.2%	62.1%	64.5%	73.1%	32.1%	59.4%	50.3%	71.7%	25.4%	51.3%
Underwriting results / net earned premiums	3.8%	18.3%	50.3%	19.6%	9.2%	17.5%	56.7%	23.8%	24.1%	18.0%	57.9%	30.7%

i)	The Car Insurance line reported an underwriting result of US$ 1.2 million in 4Q13 (-58.5% QoQ and -82.5% YoY) due to a higher loss ratio this period. The main impact on the loss ratio was generated by an increase in the IBNR reserve and the move the set aside ULAE reserves. If we exclude these adjustments, the underwriting result would have been US$ 2.8 million, which is similar to that posted in 3Q13.

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ii)	The Private Medical line posted an underwriting result of US$ 5.0 million in 4Q13 (+11.2% QoQ) due to a decrease in fee income after provisions associated with incentives for brokers were released. In year-on-year terms, the underwriting result increased +13.6% due to growth in the net earned premium (+11.8%) associated with new product launchings and affiliate captures.

iii)	The Property and Casualty business (P & C) reported an underwriting result of US$ 8.7 million in 4Q13 (-18.5% QoQ and -17.2% YoY) due to a decrease in net earned premiums, particularly in the Fire line, due to an increase in ceded premiums as stipulated by the new quota contract[3].

With these results, PPS obtained a combined ratio in 4Q13 of 107.8%, which can be broken down into 62.1 points for net claims (loss ratio), 18.3 points for business acquisition costs, and 27.4 points for general expenses.

In 2013 a loss of – US$ 1.4 million was reported, which contrasts with earnings of US$ 13.7 million in 2012. This result was due to an increase in the loss ratio in the Car Insurance line (66.9% in 2013 versus 50% in 2012) due to higher costs for claims processing in the market. A translation loss was also reported, which generated a –US$ 6.4 million variation in the result (US$ 2.7 million reported in 2012 versus –US$ 3.7 million in 2013). These effects were partially mitigated by an increase in financial income associated with real estate sales (Oeschle US$ 5.3 million and Curacao US$ 7.7 million) and the sale of a shares in Inversiones Centenario for US$ 8.2 million.

Pacifico Vida (PV)

Pacifico Life reported net earnings of US$7.7 million (-44.2% QoQ) due to a decrease in its underwriting result (-US$2.0 million QoQ), which was associated with lower premiums (AFP and Annuities), and a drop in financial income (-US$ 3.6 million QoQ). These results were offset by a decrease in claims (AFP) (US$ -14.8 million QoQ), reserves (-US$ 8.3 million QoQ) and underwriting expenses (-US$ 2.1 million QoQ). The business lines that led to a drop in net earnings were AFP and Group Life.

A YoY analysis indicates that net earnings fell -54.4% due to a decline in the underwriting result (-US$ 7.5 million) due to lower premiums, primarily relative to the AFP, and higher acquisition costs. Financial income in 4Q13 was lower than that reported in 4Q12 (US$ 20.7 million vs US$ 21.9 million) due to lower results for fixed income and equity sales (US$ 1.8 million vs US$ - 81 thousand) due to transactions in the last quarter of 2012, primarily in the share portfolio.

Premiums in 4Q13 fell -23.4% QoQ given that the contract with AFP Prima culminated in October 2013, which meant that the company ceased to perceive approximately US$ 24.0 million for this business line. This Q, premiums also fell due to a decrease in premium turnover in Annuities, which was associated with a drop in market share.

Financial income in 4Q13 (US$ 20.7 million) fell in 3Q13 (US$ 24.4 million), which was due primarily to: i) lower interest on fixed income, which was in turn affected by a lower inflation adjustment on VAC assets in the fourth quarter than in the third (US$ 3.5 million in 3Q13 vs US$ 0.6 million in 4Q12), and ii) a decrease in income for sales of fixed income and equity securities (US$ 1.1 million in 3Q13 vs US$ -81 thousand in 4Q12) given that in the third quarter of the year, efforts continued to recompose the portfolio (reducing duration) that led to gains on these transactions.

On the other hand, it is important to note that the loss ratio in 4Q13 dropped due to a reserves reversal in the AFP business after the contract with AFP Prima culminated. This improvement was achieved despite the increase in ULAE reserves, which totaled US$ 2.9 million.

3 The inclusion of a quota contract is part of the company’s reinsurance strategy. This type of contract reduces exposure to severe claims by transferring 55% of the portfolio risk associated with the Fire and Technical Lines to the reinsurance market. This allows the company to improve its underwriting policy.

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Pacífico Vida

Products	Total Premiums			% Change
US$ million	4Q13	3Q13	4Q12	QoQ	YoY
Individual life	21.5	21.2	19.7	1.6%	9.4%
Individual annuity	24.7	29.0	25.5	-15.0%	-3.4%
Disability & survivor (Pension)	1.2	23.7	19.6	-94.7%	-93.6%
Credit Life	21.8	20.7	17.8	5.2%	22.0%
Personal accidents	5.0	5.0	4.9	-0.7%	2.7%
Group life	13.6	14.9	13.8	-8.9%	-1.9%
Total	87.8	114.6	101.4	-23.4%	-13.4%

At Pacifico Life, net earnings in 2013 totaled US$ 50.3 million versus US$ 59.6 million in 2012. This drop was due primarily to a translation loss, which generated a variation of –US$ 11.4 million (US$ 5.3 million reported in 2012 versus -US$ 6.1 million in 2013).

The Underwriting Result in 2013 was US$ 0.3 million versus US$ 1.5 million in 2012, which was due to an increase in claims (Group Life, Annuities and Credit Life), higher commissions (Credit Life) and higher underwriting expenses that offset the increase in premiums in 2013 (8.2%).

It is important to note that financial income increased 9.6% YoY, which offset the 11.0% increase in general expenses.

Net earnings before translation totaled US$ 56.3 million versus US$ 54.4 million last year.

Pacifico Health (EPS)

EPS reported a loss of US$0.2 million in 4Q13 (-117.8% QoQ) due to an increase in the net loss ratio (+US$ 6.0 million QoQ) relative to: i) group health (+US$ 4.4 million) due to an increase in the number of cases treated in winter (seasonal effect); and ii) SCTR Health (complementary insurance for high risk occupations) (+US$ 1.5 millones) due to higher treatment costs. This increase in the net loss ratio was partially offset by higher premiums due to the regularization of contributions in group health as well as income connected to a reserves release from an escrow account (US$ 1.1 million) associated with the acquisition of Clinica San Borja.

In YoY terms, income posted a smaller loss (-US$ 0.24 million versus –US$ 1.9 million in 4Q12) due to the aforementioned reserve release as well as a decrease in general expenses associated with expenses for salaries and employee benefits and other provisions.

In 2013, net earnings totaled US$ 4.6 million in comparison to a loss of -US$ 4.3 million in 2012. This improved result is due to a decrease in the net loss ratio (82.6% versus 83.6% 2012), which was due to the application of adequate underwriting policies. These policies will remain in place in coming years to guarantee that loss ratios remain within adequate levels. It is also important to mention the growth of +14.7% in the net earned premium (+US$ 31.0 million), the -11.7% drop in general expenses (-US$ 2.9 million), and a positive translation result (+US$ 1.9 million). This effect was offset by an increase in income tax (US$ 2.9 million versus US$ 0.5 million in 2012).

Medical Subsidiaries

The Medical Subsidiaries reported a loss of US$ 3.5 million in 4Q13, which represents growth of +456% with regard to the loss reported in 3Q13 (US$ 0.64 million). This result was due to an increase in general expenses (+US$ 3.3 million) due to higher provisions and accounting adjustments due to the process to reorder operations after the medical subsidiaries’ acquisition.

The underwriting result increased 7.1% QoQ (US$9.25 million versus US$ 8.63 million in 3Q13). In YoY terms, the underwriting result fell given that costs increased (+9.85%) increased more than income due to accounting adjustments, which represented US$ 0.3 million in 4Q13 versus US$ 0.2 million in 4Q12.

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Finally, it is important to note that we are expecting results to improve in coming quarters (2014) due to: (1) more use of outpatient and hospital capacities; (2) the culmination of infrastructure projects at some businesses (mainly Clínica Sánchez Ferrer); and (3) the onset of operations at new businesses (Centro Médico La Molina).

	Quarter			% Change
(US$ 000)	4Q13	3Q13	4Q12	QoQ	YoY
Technical result*	9,250	8,639	10,361	7%	12%
Financial income**	212	117	-668	81%	-415%
Operating expense	13,441	10,124	14,080	33%	5%
Income before minority interest	-4,233	-704	-2,661	-501%	-37%
Net income	-3,545	-638	-2,284	-456%	-36%

* Income from medical service - cost from medical service.

** Considers Other income.

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VIII. Prima AFP

Main financial indicators	Quarter			% Change		Year ended		% Change
(US$ thousand) (1)	4Q13	3Q13	4Q12	QoQ	YoY	Dec 13	Dec 12	Dec 13 / Dec 12
Income from commissions	34,714	34,294	24,616	1.2%	41.0%	135,968	117,157	16.1%
Administrative and sale expenses	(14,788)	(12,988)	(15,787)	13.9%	-6.3%	(55,912)	(53,187)	5.1%
Depreciation and amortization	(1,777)	(1,755)	(2,202)	1.2%	-19.3%	(7,053)	(8,542)	-17.4%
Operating income	18,149	19,551	6,627	-7.2%	173.9%	73,004	55,428	31.7%
Other income and expenses, net	(926)	(577)	2,755	60.5%	-133.6%	(1,773)	1,153	-253.8%
Income tax	(4,971)	(6,365)	(1,615)	-21.9%	207.8%	(21,472)	(18,547)	15.8%
Net income before translation results	12,252	12,609	7,767	-2.8%	57.8%	49,759	38,033	30.8%
Translations results and deferred liabilities	16	(67)	355	-123.1%	-95.6%	1,039	152	584.3%
Net income	12,268	12,542	8,122	-2.2%	51.0%	50,798	38,185	33.0%
ROAE (2)	28.6%	31.7%	18.3%	-10.0%	55.8%	31.4%	22.0%	9.4%
Total assets	291,834	273,595	310,821	6.7%	-6.1%
Total liabilities	112,761	108,963	141,713	3.5%	-20.4%
Net shareholders' equity	179,073	164,632	169,108	8.8%	5.9%

(1) IFRS.

(2) Net shareholder's equity include unrealized gains from Prima's investment portfolio.

In the last quarter of 2013, PRIMA AFP’s net income was US$ 12.3 million. This represents a 2.2% decline with regard to 2013’s figure (US$ 12.5 million). The aforementioned drop was due to an increase in expenses for third party services, which were in turn attributable to external advisory services that were used this Q. Expenses were also up this quarter due to provisions for marketing campaigns at year-end.

In terms of accumulated results at the end of December 2013, Prima AFP’s net income totaled US$ 50.8 million. This represents growth of 33.0% YoY (US$ 38.2 million), which was primarily attributable to: i) growth in our client portfolio (more than 200 thousand new affiliates during the assignment period, which ended in May 2013), ii) natural growth in the income base of our affiliates and iii) a devaluation in local currency of close to 9.6%, which generated almost 1 million US Dollars in translation gains. This noteworthy improvement in profitability led ROAE to jump from 22% in 2012 to 31.4% in 2013 and was due to efficiencies that were achieved by managing higher collection and fee income, with a structure that allowed Prima to keep administrative expenses very stable.

The table below contains information on the main indicators for Prima AFP and the SPP:

Quarterly main indicators and market share	PRIMA 4Q13	System 4Q13	% Share 4Q13	PRIMA 3Q13	System 3Q13	% Share 3Q13
Affiliates	1,473,196	5,481,770	26.9%	1,477,358	5,448,441	27.1%
New affiliations (1)	-	42,843	0.0%	-	62,328	0.0%
Funds under management US$ million	11,579	36,508	31.7%	11,112	35,260	31.5%
Collections US$ million (1)	241	692	34.9%	237	703	33.7%
Voluntary contributions US$ million	88	205	43.0%	89	206	43.0%
RAM US$ million (2)	705	2,049	34.4%	692	2,032	34.0%

Source: Superintendencia de Banca, Seguros y AFP

(1) Accumulated to the Quarter.

(2) PRIMA AFP estimates: average of aggregated income during the last 4 months excluding special collections and voluntary contribution fees.

Commercial Results

At the end of 4Q13, the SPP had 5.5 million affiliates. It is important to note that, as of June 2013, the AFP that won the tender held in December 2012 obtained the exclusive right to affiliate new clients for the June 2013- May 2015 period. In 4Q13, the volume of new affiliations to the System totaled 42,843.

At the end of December 2013, Prima AFP’s funds under management totaled US$ 11,579 million, which represent 31.7% of the System’s total portfolio. The portfolio managed by the company in 3Q13 (US$ 11,112 million) grew 4.2% in 4Q13.

Prima AFP’s collections of new contributions totaled US$ 241.0 million in the fourth quarter of this year, which represents 34.9% of the total collections made in SPP. This result indicates a 1.8% increase QoQ but reflects 6.7% growth YoY.

In terms of the RAM indicator4 (monthly insurable remuneration, which is the AFPs’ income base), the company posted a result of US$705.2 million at the end of November 2013 and a market share of 34.4%.

4 Information available for the three funds (dec 2013/ dec 2006)

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These results reaffirm the fact that Prima AFP continues to make steady progress and is consolidating its position in the market with a large portfolio of clients to back its growth and ensure sustainability.

Investments

In the international ambit in the fourth quarter of 2013, the Federal Reserve of the United States announced the beginning of its program to progressively taper the monetary stimulus that has been in place since 2008. Additionally, the Chinese government announced a series of structural reforms for its economy to ensure more stable and sustainable growth in the long-term based on private consumption rather than public investment.

On the local scene, although the Peruvian economy’s indicators posted mixed results in October-November, the quarterly indicator at the end of December is expected to show recovery. In this context, Prima AFP has a prudent investment strategy, which will focus on the regions with better outlooks and on some businesses with more solid fundamentals.

In 2013, the local market was one of the hardest hit in the world. The General Index of the Lima Stock Exchange drew back 24% due to the expectations generated by the possibility that the Federal Reserve may taper its monetary stimulus (confirmed in December 2013) and fears of a slowdown in the Chinese economy. In this scenario, Prima AFP focused on emerging markets; nevertheless, the prices of fixed income and equity instruments in these markets fell and evolved negatively in 2013, which led to poorer-than-expected results. Additionally, in 2013 the local currency depreciated 9.6% against the US Dollar.

These events affected the profitability of our funds under management, which in the last 12 months (December 2013/December 2012) posted results of 0.1%, -2.4% y -2.8% for Funds 1, 2 and 3 respectively. In this scenario, Prima AFP is situated second in Fund 1 and third in Funds 2 and 3 in the system’s profitability ranking.

With regard to the long term, for the period relative to the last 7 years (December 2013 / 20065) the nominal annualized profitability of the funds managed by Prima AFP has been 6.32%, 7.12% and 6.94% for Funds 1, 2 and 3 respectively.

In the following table, you can find the structure of the portfolio managed by PRIMA AFP at the end of the fourth quarter of 2013:

Funds under management as of December 2013	Dec 13	% Share	Sep 13	% Share
Fund 1	1,339	11.6%	1,275	11.5%
Fund 2	7,577	65.4%	7,306	65.7%
Fund 3	2,663	23.0%	2,531	22.8%
Total US$ millon	11,579	100.0%	11,112	100.0%

Source: Superintendencia de Banca, Seguros y AFP.

Financial Results

Prima AFP’s fee income in 4Q13 totaled US$ 34.7 million, which represents a 1.2% increase QoQ and 41.0% YoY. This expansion was due to the solid growth of RAM (the income base) due to the dynamism of the Peruvian economy and the commercial efforts that the company made to capture new affiliates, which were bolstered by the fact that Prima AFP won the tender for affiliates for the October 2012 – May 2013 period, as well as endeavors to maintain the current client portfolio.

To analyze the company’s income it is necessary to consider the current commission schemes available to affiliates (one of the two options below must be chosen):

i)	Commission for flow: 1.60% applied to the affiliates’ monthly remuneration.

5The oldest information posted on www.sbs.gob.pe

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ii)	Mixed Commission: Mixed commission: composed of a flow commission of 1.51%, which is applied to affiliates’ monthly remuneration, plus a commission of 1.25% a year, which is applied to the new balance (generated as of February 2013 for new affiliates to the system and beginning in June 2013 for old affiliates who have chosen this commission scheme).

Expenses

Administrative and sales expenses in the fourth quarter of 2013 totaled US$14.8 million, which represented a 13.9% increase QoQ that was due primarily to marketing expenses for end-of-year campaigns and third party services for external advisory services that used this Q. Nevertheless, a YoY analysis of these expenses reveals a drop of 6.3%.

Depreciation and amortization expenses totaled US$ 1.8 million this quarter, including charges for the amortization of intangible assets (obtained in the framework of the merger with Union Vida) as well as depreciation and amortization of real estate, equipment and systems.

Operating income in 4Q13 totaled US$ 18.1 million, which represents a 7.2% decrease with regard to 3Q13’s figure. Nevertheless, in the YoY comparison, this result indicates an increase of 173.9% (in 4Q12 an expense deferral was reported for US$ 7.8 MM). After deducting other income and expenses, as well as provisions for income tax, net income was $ 12.3 million. In comparison to the last quarter, net income fell 2.2% as a result of expenses for advertising and external consultancy. Net income with regard to 4Q12 (YoY) was up 51.0%.

In 4Q13, return on average equity (ROAE)6 was situated at 28.6% while the accumulated result at the end of December 2013 reached 31.4%, which tops the figure registered for the same period last year (22.0%).

At the end of December 2013, Prima AFP reported an asset level of US$ 291.8 million, net shareholders’ equity of US$ 179.0 million and liabilities for a total of US$ 112.8 million.

Other relevant aspects

In December 2013, the Central Reserve Bank of Peru approved a measure to lift the AFPs’ foreign investment limit from 36% to 40%. This increase is meant to be gradual. It began on December 15, 2013 and will run until July 2014 (the limit is subject to a 0.5% increase every month). BCR’s decision to lift these limits will allow AFPs to further diversify their investment portfolios.

It is important to note that in this new juncture, Prima AFP has remained competitive given that it continues to manage one of the highest monthly insurable remuneration bases in the system (basis for AFP income), which will ensure its growth and stability in the future.

6Calculation of ROAE to total assets (includes unrealized gains on reserves).

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IX. Economic Outlook

Economic Activity

The Peruvian economy grew 4.8% in November after having expanded 5.4% in October; as such, as of this month, accumulated growth was situated at 4.9%. This result continues to reflect the negative contribution of the external sector, which nonetheless is performing better than several months ago, and moderate growth in internal demand. At the sector level, the non-primary segments continue to display differentiated performance, which has moderated their pace of growth, while the primary segment has grown at a more dynamic pace due to the impact of the mining sector. It is important to note that in November, the primary sector grew at a higher rate than the non-primary sectors, which has not been the case since June 2012.

In terms of components of expenditure, growth in private expenditure continued to moderate. In this context, private investment and household consumption grew 2.1% and 5.1% respectively. This explains, to a large extent, the deceleration seen in the growth of internal demand, which reported growth similar to GDP growth (for the first time since 2011). Public expenditure grew at a slower pace than in 2Q13 and reported a more accentuated moderation in the investment rate than in the consumption rate.

It is important to note that despite this moderation in growth, business expectations rebounded at year-end to situate firmly in the terrain associated with expansion. Given that this variable is an advance indicator of growth in private investment, we expect it to consolidate its recovery in coming quarters.

Despite the deceleration in growth posted in November, advance indicators of economic activity indicate a rebound in December; as such, we expect expansion to situate close to 5.2% in 2013 and 5.5% in 2014. Whether this scenario takes place or not will depend on a recovery in export volumes and a sustained rebound in business and consumer expectations in coming months.

Gross Domestic Product and Internal Demand

(Annualized percentage variation)

External Sector

In January-November 2013 the trade balance accumulated a deficit of US$ 908 million, which falls below the US$ 5,101 million reported during the same period in 2012. In this context, exports totaled US$ 38,139 million, which represented a decline of 9.6% YoY. This drop was due primarily to a 10.8% decrease in the sales volume of non-traditional products, which was attributable to lower production and less favorable prices for exported minerals. Non-traditional exports fell 2.4%, which was due primarily to a drop in exports of textile products (-11.6%) and chemical products (-8.0%).

Imports totaled US$ 39,048 million, which represents 2.8% growth with regard to the same period in 2012. The import volume posted a 5.5% increase in January-November of 2013 while the price of imports fell 2.6%. In this context, the accumulated trade balance in the last twelve months was situated at -US$ 280.3, which is the lowest level recorded since October 2001.

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On December 31, 2013, INR totaled US$ 65,663 million, which reflects a US$ 1,672 million increase with regard to the figure at the end of 2012 but falls below 3Q13’s figure by US$ 1,060 million. The increase in INR in 2013 was attributable to an increase in deposits by financial intermediaries (US$ 4,315 million), which was almost entirely offset by sales of US Dollars to the public sector.

Exports and Imports

(3 month moving average annual % var.)

Prices and the Exchange Rate

The annual rate of inflation was situated at 2.86% in 2013, which fell within BCR’s target range (2% +/- 1pp). Some of the internal supply shocks, which had affected the evolution of the prices of some food stuffs and fuels, began to dissipate. The prices of goods that depend on international prices evolved in a similar pattern and posted a decline in the last few months of the year. This contributed to the deceleration of the annual rate of inflation. The monetary authority expects inflation to converge at 2% at the end of 2014, which is slightly below our projection (2.4%) in a context in which inflationary pressures on the demand side remain moderate.

In 2014, the BCR is expected to maintain reference rate (4.00% at year-end). This is due to the fact that: i) expectations for inflation are within the target range given that temporary supply factors have reversed; and ii) the economy’s growth rate is below its potential. Reserve requirements will continue to be the main monetary instrument to sustain growth in credit in Nuevos Soles. Nevertheless, we do not discard the possibility that internal demand, and private investment in particular, may deteriorate further, forcing the BCR to take additional measures of expansive monetary policy. If this situation should arise, the reference rate may drop to 25bps and we can expect additional cuts in reserve rates.

Upward pressures on the exchange rate accentuated in 4Q13 due to the fact that the FED initiated its efforts to cut monetary stimuli (QE3). In this context, the exchange rate was situated at S/. 2.80 at the end of December; by year-end, the Nuevo Sol had depreciated 9.8%. This evolution was consistent with the weakening that other currencies in emerging countries experienced against the US Dollar beginning in April 2013, when fears arose that the FED would begin tapering earlier than expected. In September-October, the depreciatory pressures on the currencies of emerging economies fell after the FED announced that it would maintain its program to purchase assets. In this context, non-resident agents offered US Dollars primarily in the forward market and the demand for US Dollars in the non-financial sector fell while the BCR reduced its pace of intervention in the exchange rate market. Nevertheless, as of November, after the FED indicated in its meeting minutes that is was not discarding the possibility of reducing its asset purchase program and eventually announced that cuts would begin in December, the demand for US Dollars increased. This led foreign investors and the AFPs to seek out US Dollars in the foreign exchange market, and the forward market in particular. In this context, the BCR sold US$ 1,891million and placed Re-adjustable Certificates of Deposit (CDR-BCRP) for S/. 3,321 million (US$ 1,190 million) in 4Q13.

46

Consumer Price Index	Exchange Rate
(Annual percentage variation)	(Nuevos Soles for US$)

Fiscal Sector

At the end of November 2013, the non-financial public sector reported an economic surplus of S/. 13,304 million, which is S/. 5,951 million less than the level observed for the same period in 2012.

The Central Government’s accumulated current income at the end of November was S/.110,420 million, which represents a real increase of 3.6% YoY. This indicates that collections have picked up speed this quarter. The aforementioned is attributable to a slight 2.9% increase in tax revenues and 5.7% expansion in non-tax income. The behavior of tax revenues mainly reflects the evolution of income tax, which in the first eleven months of the year fell 5.1% due to a decrease in tax collections from companies (-5.1%) and regularization (-31.2%), which were not offset by the increase in collections from individuals (9.7%). The decrease in the first two components of collections is due to a drop in revenues from the mining sector in a context characterized by lower prices for our export minerals and lower production. In the case of third category income tax, payments from the mining sector fell 47.3% in the first eleven months of the year with regard to the same period in 2012. Nevertheless, the majority of the economic sectors posted growth, with noteworthy improvements in the service sector (6.3%), commerce (14.7%) and construction (19.9%), which coincides with the dynamism, although more moderate, seen in the local economy. The remainder of internal taxes continued to expand; the most noteworthy performer in this regard was IGV, which posted accumulated growth of 6.7% in January-November.

The general government’s non-financial expenditures (S/. 92,166 million) registered real growth of 11.5% due to higher expenditure at all three government levels (12.7% at the national government level, 12.1% at the regional government level and 8.1% at the local government level). Current expenditure grew 9.2% in the first eleven months of the year, which was due primarily to higher expenditure on salaries and employee benefits at the national government level (17.2%) and the regional government level (12.7%). The increase registered for this component was due to the fact that a new salary structure was approved in December 2012 for the personnel of the Armed Forces, the National Police of Peru and the Education Sector. At the three government levels, there was a noteworthy increase in expenditure for gross capital formation (21.6% at the national government level, 16.4% at the regional government level and 11.9% at the local government level) due to an increase in the number of investment projects executed.

47

Based on the evolution of revenues and the increase in non-financial expenditure, which is associated with higher expenditure on salaries and employee benefits and more expenditure on gross capital formation, we estimate that the fiscal surplus at the end of 2013 was situated at 0.4% of GDP, which falls below the figure registered in 2012 (2.1% of GDP).

Tax Income of the Central Government

(Annualized in Nuevos Soles billions)

Financial Sector

At the end of November, the credit granted by financial entities that are authorized to capture deposits expanded at an annual rate of 14.7%, which tops the pace posted the previous month (13.9%). This result was attributable to growth in credit denominated in local currency (23.1%), which offset the moderation seen in credit in foreign currency 3.5%). Higher growth in credit in national currency reflected a perception that it is riskier to incur debt in US Dollars, which was in turn spurred by more uncertainty in the international financial market as well as the effect of BCR’s measures to increase reserve requirements to reduce the banks’ incentive to give credit in US Dollars. As such, credit dollarization levels fell from 40.5% in August to 38.9% in November. This strengthens the financial system given that it reduces the risk associated with currency mismatches on economic agents’ balance sheet.

Main Economic Indicators

	2011	2012					2013
	Year	IQ	IIQ	IIIQ	IVQ	Year	IIQ	IIQ	IIIQ
GDP (US$ MM)	176,761	46,793	50,335	49,970	52,584	199,682	51,190	53,670	49,701
Real GDP (var. %)	6.9	6.0	6.4	6.8	5.9	6.3	4.8	5.6	4.4
GDP per-capita (US$)	5,904	6,218	6,674	6,611	6,941	6,611	6,742	7,053	6,517
Domestic demand (var. %)	7.2	4.7	7.5	9.8	7.6	7.4	8.4	6.4	4.4
Consumption (var. %)	6.4	6.0	5.8	5.8	5.8	5.8	5.5	5.3	5.1
Private Investment (var. %)	5.1	16.3	15.7	17.1	11.3	14.9	14.7	12.1	4.5
CPI (annual change, %)	4.7	4.2	4.0	3.7	2.6	2.6	2.6	2.77	3.12
Exchange rate, eop (S/. per US$)	2.70	2.67	2.67	2.60	2.55	2.6	2.59	2.75	2.78
Devaluation (annual change, %)	-4.4	-4.8	-2.8	-6.3	-5.4	-5.4	-3.0	2.86	6.99
Exchange rate, average (S/. per US$)	2.75	2.67	2.67	2.60	2.57	2.6	2.59	2.66	2.78
Non-Financial Public Sector (% of GDP)	1.9	7.1	6.8	1.1	-6.0	2.2	5.9	3.9	-0.1
Central government current revenues (% of GDP)	18.1	19.2	19.6	17.6	17.7	18.5	19.2	18.6	17.9
Tax Income (% of GDP)	15.5	16.7	16.5	15.3	15.5	16	16.5	15.8	15.7
Non Tax Income (% of GDP)	2.6	2.5	3.1	2.3	2.1	3	2.7	2.9	2.2
Current expenditures (% of GDP)	12.0	10.0	9.9	13.9	14.2	12	10.3	10.9	13.6
Capital expenditures (% of GDP)	4.2	2.7	3.5	4.5	6.2	4	3.0	3.7	5.6
Trade Balance (US$ MM)	9,302	2,401	585	594	946	4,527	-18	-712	-169
Exports (US$ MM)	46,268	11,974	10,586	11,611	11,468	45,639	10,183	9,808	10,962
Imports (US$ MM)	36,967	9,573	10,001	11,017	10,522	-41,113	10,202	10,520	-11,130
Current Account Balance (US$ MM)	-3,341	-671	-1,927	-2,626	-1,913	-7,136	-2,670	-3,065	-2,819
Current Account Balance (% of GDP)	-1.9	-1.4	-3.8	-5.3	-3.6	-3.6	-5.2	-5.7	-5.7

Source: BCR, INEI, estimated by BCP.

48

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Crédito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito. Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment). BCP is the Company's primary subsidiary.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

49

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In US$ thousands, IFRS)

	As of			Change %
	Dec 13	Sep 13	Dec 12	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	1,543,595	1,169,426	985,101	32.0%	56.7%
Interest bearing	6,299,804	6,559,888	6,770,828	-4.0%	-7.0%
Total cash and due from banks	7,843,399	7,729,315	7,755,929	1.5%	1.1%

Marketable securities, net	623,862	284,334	272,512	119.4%	128.9%

Loans	23,003,306	22,414,876	21,476,520	2.6%	7.1%
Current	22,489,095	21,926,198	21,104,158	2.6%	6.6%
Past due	514,211	488,678	372,362	5.2%	38.1%
Less - net provisions for possible loan losses	(809,892)	(794,660)	(699,022)	1.9%	15.9%
Loans, net	22,193,414	21,620,215	20,777,499	2.7%	6.8%

Investments securities available for sale	6,817,272	6,777,445	7,700,915	0.6%	-11.5%
Reinsurance assets	207,056	193,636	167,460	6.9%	23.6%
Premiums and other policyholder receivables	206,100	208,404	183,983	-1.1%	12.0%
Property, plant and equipment, net	707,003	644,358	563,856	9.7%	25.4%
Due from customers on acceptances	67,688	64,605	100,768	4.8%	-32.8%
Other assets	2,315,769	2,671,253	3,623,710	-13.3%	-36.1%

Total assets	40,981,562	40,193,565	41,146,632	2.0%	-0.4%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and Obligations
Non-interest bearing	6,589,545	6,138,638	6,634,744	7.3%	-0.7%
Interest bearing	17,893,899	17,889,362	17,416,036	0.0%	2.7%
Total deposits and Obligations	24,483,444	24,028,000	24,050,779	1.9%	1.8%

Due to banks and correspondents	3,547,673	3,037,039	3,490,043	16.8%	1.7%
Acceptances outstanding	67,688	64,605	100,768	4.8%	-32.8%
Reserves for property and casualty claims	1,525,749	1,498,216	1,373,350	1.8%	11.1%
Reserve for unearned premiums	257,691	241,061	241,649	6.9%	6.6%
Reinsurance payable	83,183	71,617	68,536	16.1%	21.4%
Bonds and subordinated debt	5,105,945	5,163,445	4,815,843	-1.1%	6.0%
Other liabilities	1,494,051	1,813,600	2,621,386	-17.6%	-43.0%
Total liabilities	36,565,425	35,917,582	36,762,354	1.8%	-0.5%

Capital stock	471,912	471,912	471,912	0.0%	0.0%
Treasury stock	(74,464)	(74,464)	(74,630)	0.0%	-0.2%
Capital surplus	98,594	98,594	107,883	0.0%	-8.6%
Reserves	2,903,509	2,898,793	2,306,561	0.2%	25.9%
Unrealized gains	224,579	236,963	515,495	-5.2%	-56.4%
Retained earnings	608,970	458,119	840,748	32.9%	-27.6%

Minority interest	183,039	186,068	216,311	-1.6%	-15.4%

Total liabilities and net shareholders' equity	40,981,562	40,193,565	41,146,632	2.0%	-0.4%

Contingent credits	16,282,147	14,393,176	14,866,535	13.1%	9.5%

50

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In US$ thousands, IFRS)

	Quarter			% Change		Year ended		% Change
	4Q13	3Q13	4Q12	QoQ	YoY	Dec 13	Dec 12	Dec 13 / Dec 12

Interest income and expense
Interest and dividend income	654,828	648,545	627,540	1.0%	4.3%	2,580,557	2,310,464	11.7%
Interest expense	(181,667)	(189,841)	(196,804)	-4.3%	-7.7%	(757,236)	(698,338)	8.43%
Net interest income	473,160	458,704	430,736	3.2%	9.8%	1,823,322	1,612,126	13.1%

Net provisions for loan losses	(125,162)	(118,580)	(102,964)	5.6%	21.6%	(453,562)	(377,841)	20.0%

Non financial income
Fee income	216,821	206,541	204,111	5.0%	6.2%	833,096	737,421	13.0%
Net gain on foreign exchange transactions	46,395	48,675	49,628	-4.7%	-6.5%	197,016	177,472	11.0%
Net gain on sales of securities	10,214	10,137	34,727	0.8%	-70.6%	31,729	112,580	-71.8%
Other	12,205	5,113	2,109	138.7%	478.6%	35,338	27,315	29.4%
Total non financial income, net	285,635	270,465	290,576	5.6%	-1.7%	1,097,179	1,054,788	4.0%

Insurance premiums and claims
Net premiums earned	188,254	203,885	190,782	-7.7%	-1.3%	784,954	704,205	11.5%
Net claims incurred	(129,759)	(138,410)	(122,414)	-6.2%	6.0%	(538,382)	(463,454)	16.2%
Net technical commissions and expenses (1)	(21,617)	(27,420)	(17,474)	-21.2%	23.7%	(105,571)	(97,884)	7.9%
Total Insurance services technical result	36,879	38,055	50,894	-3.1%	-27.5%	141,001	142,866	-1.3%

Medical Services Technical Result (2)(3)	4,656	6,927	7,538	-32.8%	-38.2%	23,582	7,233	226.0%

Operating expenses
Salaries and employees benefits	(188,953)	(203,276)	(222,089)	-7.0%	-14.9%	(814,743)	(759,128)	7.3%
Administrative and general expenses	(182,667)	(153,654)	(169,655)	18.9%	7.7%	(641,044)	(536,727)	19.4%
Depreciation and amortization	(54,045)	(31,636)	(30,879)	70.8%	75.0%	(148,212)	(114,591)	29.3%
Other (4)	(26,728)	(5,409)	(15,842)	394.2%	68.7%	(62,303)	(43,995)	41.6%
Total operating expenses	(452,393)	(393,974)	(438,465)	14.8%	3.2%	(1,666,302)	(1,454,441)	14.6%

Operating income (5)	222,774	261,597	238,315	-14.8%	-6.5%	965,220	984,732	-2.0%
Translation result	(4,792)	(3,312)	30,475	44.7%	-115.7%	(105,291)	75,079	-240.2%
Workers’ profit sharing	-	-	-	0.0%	0.0%	-	-	0.0%
Income taxes	(67,595)	(74,757)	(61,585)	-9.6%	9.8%	(285,760)	(251,583)	13.6%

Net income	150,387	183,528	207,204	-18.1%	-27.4%	574,169	808,228	-29.0%
Minority interest	(1,250)	4,102	7,016	-130.5%	-117.8%	7,091	19,449	-63.5%
Net income attributed to Credicorp	151,637	179,426	200,189	-15.5%	-24.3%	567,079	788,779	-28.1%

(1) Net claims incurred (in property and casualty) includes the increase of expesnes for future benefits that correspond to the Health and life business.

(2) This item was used to be included in Other operating expenses until 1Q12. It refers to Commisions over insurance and reinsurance premiums.

(3) Gross margin from clinics: income from medical care minus operating expenses related to medical services. This item was reported under Other non-financial income until 1Q12.

(4) Other operating expenses now excludes Net technical commisions and expenses but includes the underwriting income that was used to be included in Other non-financial income until 1Q12.

(5) Income before translation results and income taxes.

51

CREDICORP LTD. AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year ended
	4Q13	3Q13	4Q12	Dec 13	Dec 12

Profitability
Net income per common share (US$ per share) (1)	1.90	2.25	2.51	7.11	9.89
Net interest margin on interest earning assets (2)	5.20%	5.13%	4.96%	5.00%	5.08%
Return on average total assets (2)(3)	1.5%	1.8%	2.0%	1.4%	2.2%
Return on average shareholders' equity (2)(3)	14.6%	18.0%	19.6%	13.5%	20.9%
No. of outstanding shares (millions) (4)	79.76	79.76	79.76	79.76	79.76

Quality of loan portfolio
PDL ratio	2.24%	2.18%	1.73%	2.24%	1.73%
NPL ratio	2.81%	2.76%	2.39%	2.81%	2.39%
Coverage of PDLs	157.5%	162.6%	187.7%	157.5%	187.7%
Coverage of NPLs	125.1%	128.7%	136.0%	125.1%	136.0%
Reserves for loan losses / Total loans	3.52%	3.55%	3.25%	3.52%	3.25%

Operating efficiency
Oper. expenses as a percent. of total income (5)	45.8%	42.0%	47.9%	43.8%	43.6%
Oper. expenses as a percent. of av. tot. assets (2)(3)(5)	4.2%	3.9%	4.3%	3.9%	3.9%

Average balances (millions of US$) (3)
Interest earning assets	36,390	35,786	34,766	36,483	31,706
Total assets	40,586	40,021	39,424	41,062	36,031
Net shareholder's equity	4,162	3,988	4,088	4,201	3,772

(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Net of treasury shares. The total number of shares was of 94.38 million.

(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned. Operating expenses exclude Other expenses.

52

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In US$ thousands, IFRS)

		As of		% Change
	Dec 13	Sep 13	Dec 12	QoQ	YoY
ASSETS

Cash and due from banks	7,670,434	7,559,402	7,629,082	1.5%	0.5%
Cash and BCRP	7,007,802	6,594,087	7,106,409	6.3%	-1.4%
Deposits in other Banks	593,244	859,251	501,304	-31.0%	18.3%
Interbanks	67,786	101,562	17,441	-33.3%	288.7%
Accrued interest on cash and due from banks	1,602	4,502	3,928	-64.4%	-59.2%

Marketable securities, net	436,202	108,130	71,323	303.4%	511.6%

Loans	22,308,659	21,715,317	20,754,941	2.7%	7.5%
Current	21,794,990	21,227,197	20,384,603	2.7%	6.9%
Past Due	513,669	488,120	370,338	5.2%	38.7%
Less - net provisions for possible loan losses	(809,264)	(794,032)	(698,395)	1.9%	15.9%
Loans, net	21,499,395	20,921,285	20,056,546	2.8%	7.2%

Investment securities available for sale	3,975,058	3,998,181	4,702,394	-0.6%	-15.5%
Property, plant and equipment, net	496,956	446,816	391,564	11.2%	26.9%
Due from customers acceptances	67,688	64,605	100,768	4.8%	-32.8%
Other assets	1,092,231	1,238,851	2,841,219	-11.8%	-61.6%

Total assets	35,237,964	34,337,270	35,792,896	2.6%	-1.6%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	23,174,089	22,784,081	22,835,452	1.7%	1.5%
Demand deposits	7,440,582	7,152,927	7,582,821	4.0%	-1.9%
Saving deposits	6,355,705	6,070,575	6,084,550	4.7%	4.5%
Time deposits	6,915,603	7,357,460	6,872,223	-6.0%	0.6%
Severance indemnity deposits (CTS)	2,390,742	2,130,214	2,232,492	12.2%	7.1%
Interest payable	71,457	72,905	63,366	-2.0%	12.8%

Due to banks and correspondents	4,327,719	3,832,745	4,379,853	12.9%	-1.2%
Bonds and subordinated debt	4,137,652	4,147,354	3,684,908	-0.2%	12.3%
Acceptances outstanding	67,688	64,605	100,768	4.8%	-32.8%
Other liabilities	552,268	659,045	1,942,981	-16.2%	-71.6%

Total liabilities	32,259,416	31,487,830	32,943,962	2.5%	-2.1%

Net shareholders' equity	2,972,064	2,843,292	2,775,351	4.5%	7.1%
Capital stock	1,237,652	1,237,652	986,697	0.0%	25.4%
Reserves	788,325	788,325	700,491	0.0%	12.5%
Unrealized Gains and Losses	130,894	140,603	152,209	-6.9%	-14.0%
Retained Earnings	351,661	357,467	274,596	-1.6%	28.1%
Income for the year	463,532	319,245	661,358	45.2%	-29.9%

Minority interest	6,484	6,148	73,583	5.5%	-91.2%

Total liabilities and net shareholders' equity	35,237,964	34,337,270	35,792,896	2.6%	-1.6%

Off-balance sheet	15,684,234	14,256,332	14,744,926	10.0%	6.4%

* December 2012 (YTD) figures differ from figures previously reported because BCP Colombia and BCP Chile' results used to be registered line by line. In order to be aligned with our audited financial statements and because BCP Colombia and BCP Chile are businesses held for sale, their results will be registered inside Net gain on sales of securities.

53

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In US$ thousands, IFRS)

	Quarter			% Change		Year ended		% Change
	4Q13	3Q13	4Q12	QoQ	YoY	Dec 13	Dec 12	Dec 13 / Dec 12

Interest income and expense
Interest and dividend income	618,655	608,643	580,790	1.6%	6.5%	2,423,346	2,133,751	13.6%
Interest expense	(178,019)	(183,428)	(177,955)	-2.9%	0.0%	(740,199)	(646,025)	14.6%
Net interest income	440,636	425,215	402,835	3.6%	9.4%	1,683,147	1,487,726	13.1%
Net provision for loan losses	(125,395)	(119,019)	(103,083)	5.4%	21.6%	(454,375)	(378,620)	20.0%

Non financial income
Fee income	170,992	162,715	172,495	5.1%	-0.9%	648,774	620,058	4.6%
Net gain on foreign exchange transactions	44,490	47,487	47,996	-6.3%	-7.3%	190,763	174,049	9.6%
Net gain on sales of securities	2,717	(738)	4,994	-468.2%	-45.6%	(23,958)	43,334	-155.3%
Other	8,010	2,195	7,345	264.9%	9.1%	26,003	23,825	9.1%
Total non financial income, net	226,209	211,659	232,830	6.9%	-2.8%	841,582	861,266	-2.3%

Operating expenses
Salaries and employees benefits	(141,531)	(149,547)	(164,759)	-5.4%	-14.1%	(613,222)	(596,207)	2.9%
Administrative expenses	(139,946)	(118,567)	(137,546)	18.0%	1.7%	(491,598)	(434,117)	13.2%
Depreciation and amortization	(26,101)	(25,025)	(23,513)	4.3%	11.0%	(99,416)	(92,306)	7.7%
Other	(20,929)	(10,295)	(12,067)	103.3%	73.4%	(65,978)	(39,876)	65.5%
Total operating expenses	(328,507)	(303,434)	(337,885)	8.3%	-2.8%	(1,270,214)	(1,162,506)	9.3%

Operating Income	212,943	214,421	194,697	-0.7%	9.4%	800,140	807,866	-1.0%
Translation result	(5,000)	(2,877)	25,734	73.8%	-119.4%	(87,025)	63,105	-237.9%
Income taxes	(63,443)	(60,529)	(49,496)	4.8%	28.2%	(248,788)	(208,714)	19.2%
Minority interest	(213)	(189)	23	12.7%	-1026.1%	(795)	(899)	-11.6%
Net income	144,287	150,826	170,958	-4.3%	-15.6%	463,532	661,358	-29.9%

* 4Q12 and December 2012 (YTD) figures differ from figures previously reported because BCP Colombia and BCP Chile' results used to be registered line by line. In order to be aligned with our audited financial statements and because BCP Colombia and BCP Chile are businesses held for sale, their results will be registered inside Net gain on sales of securities.

54

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year ended
	4Q13	3Q13	4Q12	Dec 13	Dec 12

Profitability
Net income per common share (US$ per share) (1)	0.047	0.049	0.055	0.149	0.213
Net interest margin on interest earning assets (2)	5.37%	5.27%	5.22%	5.14%	5.21%
Return on average total assets (2) (3)	1.7%	1.8%	2.0%	1.3%	2.1%
Return on average shareholders' equity (2) (3)	19.9%	21.9%	25.2%	16.1%	25.9%
No. of outstanding shares (millions)	3,102.90	3,102.90	3,102.90	3,102.90	3,102.90

Quality of loan portfolio
PDL ratio	2.30%	2.25%	1.78%	2.30%	1.78%
NPL ratio	2.90%	2.84%	2.47%	2.90%	2.47%
Coverage of PDLs	157.6%	162.7%	188.6%	157.6%	188.6%
Coverage of NPLs	125.2%	128.7%	136.4%	125.2%	136.4%
Reserves for loan losses as a percentage of total loans	3.6%	3.7%	3.4%	3.6%	3.4%

Operating efficiency
Oper. expenses as a percent. of total income (4)	46.9%	46.1%	52.3%	47.7%	49.2%
Oper. expenses as a percent. of av. tot. Assets (2) (3) (4)	3.5%	3.4%	3.8%	3.4%	3.6%

Capital adequacy
Total Regulatory Capital (US$ million)	3,848.0	3,671.3	3,502.1	3,848.0	3,502.1
Tier I capital	2,574.2	2,409.3	2,405.3	2,574.2	2,405.3
BIS ratio (5)	14.46%	14.12%	14.72%	14.46%	14.72%
Tier 1 ratio (6)	9.7%	9.3%	10.1%	9.7%	10.1%
Common Equity Tier 1 ratio (7)	7.5%	7.3%	7.4%	7.5%	7.4%

Average balances (US$ million) (3)
Interest earning assets	32,798.1	32,263.5	30,888.5	32,760.6	28,577.7
Total Assets	34,787.6	34,243.6	34,446.0	35,515.4	31,384.7
Net shareholders' equity	2,907.7	2,757.1	2,710.1	2,873.7	2,558.4

(1) Shares outstanding of 3,102.9 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions.

Operating expense includes personnel expenses, administrative expenses and depreciation and amortization .

(5) Regulatory Capital/ risk-weighted assets. Risk weighted assets include market risk and operation risk.

(6) Tier 1 / Risk-weighted assets.

(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and deferred tax assets that rely on future profitability) + retained earnings + unrealized gains.

55

PACIFICO GRUPO ASEGURADOR (PGA)

(In US$ thousand)

	Quarter			% Change		Year ended		% Change
	4Q13	3Q13	4Q12	QoQ	YoY	Dec 13	Dec 12	Dec 13 / Dec 12
Results
Written premiums	285,758	284,096	299,125	0.6%	-4.5%	1,136,190	1,019,902	11.4%
Ceded Premiums	56,733	40,419	66,062	40.4%	-14.1%	177,275	153,194	15.7%
Unearned premium reserves	35,025	34,315	38,273	2.1%	-8.5%	151,425	142,277	6.4%
Net earned premiums	194,000	209,362	194,790	-7.3%	-0.4%	807,491	724,430	11.5%
Direct claims *	142,614	150,264	128,464	-5.1%	11.0%	594,630	538,140	10.5%
Reinsurance ceded	12,855	11,854	5,958	8.4%	115.8%	56,248	60,390	-6.9%
Net claims *	129,759	138,410	122,506	-6.2%	5.9%	538,382	477,750	12.7%
Paid commissions	40,500	42,904	36,070	-5.6%	12.3%	157,916	131,539	20.1%
Commissions received	3,382	4,424	4,358	-23.5%	-22.4%	14,756	12,116	21.8%
Net commissions	37,118	38,480	31,711	-3.5%	17.0%	143,160	119,423	19.9%
Underwriting expenses *	11,891	9,321	12,363	27.6%	-3.8%	49,008	46,574	5.2%
Underwriting income	5,699	3,679	5,915	54.9%	-3.7%	16,574	15,426	7.4%
Net underwriting expenses *	6,193	5,643	6,448	9.7%	-4.0%	32,435	31,148	4.1%
Underwriting result before Medical Services *	20,930	26,829	34,124	-22.0%	-38.7%	93,513	96,109	-2.7%

Medical Services Underwriting result *	4,656	6,927	7,378	-32.8%	-36.9%	23,582	21,623	9.1%

Financial income	23,610	25,429	23,096	-7.2%	2.2%	98,242	90,609	8.4%
Gains on sale of securities	5,285	8,236	5,431	-35.8%	-2.7%	26,844	31,003	-13.4%
Net property and rental income	1,577	2,116	1,913	-25.5%	-17.6%	7,527	6,645	13.3%
(-) Financial expenses	3,533	2,198	1,924	60.7%	83.6%	10,147	7,008	44.8%
Financial income, net	26,939	33,583	28,516	-19.8%	-5.5%	122,465	121,250	1.0%

Salaries and benefits	18,801	23,598	28,656	-20.3%	-34.4%	89,391	92,430	-3.3%
Administrative expenses	31,198	24,393	24,620	27.9%	26.7%	105,106	82,362	27.6%
Third party services	10,090	11,817	12,517	-14.6%	-19.4%	46,366	41,341	12.2%
Management expenses	7,274	4,914	4,986	48.0%	45.9%	22,697	16,086	41.1%
Provisions	6,600	4,225	3,608	56.2%	82.9%	18,888	12,431	51.9%
Taxes	4,609	2,370	1,925	94.4%	139.4%	11,350	7,342	54.6%
Other expenses	2,625	1,067	1,585	146.1%	65.7%	5,806	5,162	12.5%
Opertating expenses	49,999	47,991	53,276	4.2%	-6.2%	194,498	174,792	11.3%

Other income	3,442	1,385	620	148.5%	455.4%	5,295	4,343	21.9%
Traslations results	309	235	2,724	31.5%	-88.7%	(7,863)	7,360	-206.8%
Income tax	2,032	2,792	3,145	-27.2%	-35.4%	3,158	8,815	-64.2%

Income before minority interest	4,243	18,176	16,941	-76.7%	-75.0%	39,336	67,078	-41.4%
Minority interest	676	1,963	2,101	-65.5%	-67.8%	6,241	8,097	-22.9%

Net income	3,567	16,214	14,840	-78.0%	-76.0%	33,095	58,982	-43.9%

Balance (end of period)
Total assets	2,763,250	2,718,080	2,678,717	1.7%	3.2%	2,763,250	2,678,717	3.2%
Invesment on securities (1)	1,701,161	1,666,733	1,782,381	2.1%	-4.6%	1,701,161	1,782,381	-4.6%
Technical reserves	1,786,588	1,739,872	1,616,229	2.7%	10.5%	1,786,588	1,616,229	10.5%
Net equity	496,120	501,810	632,025	-1.1%	-21.5%	496,120	632,025	-21.5%
Ratios
Ceded	19.9%	14.2%	22.1%			15.6%	15.0%
Loss ratio	66.9%	66.1%	62.9%			66.7%	65.9%
Commissions + underwriting expenses, net / net earned premiums	22.3%	21.1%	19.6%			21.7%	20.8%
Underwriting results / net premiums earned	10.8%	12.8%	17.5%			11.6%	13.3%
Operating expenses / net premiums earned	25.8%	22.9%	27.4%			24.1%	24.1%
Return on equity (2)(3)	2.9%	13.1%	9.8%			5.9%	10.8%
Return on written premiums	1.2%	5.7%	5.0%			2.9%	5.8%

Combined ratio of PPS + PS (4)(5)	104.8%	102.1%	101.9%			105.2%	104.9%
Net claims / net earned premiums	73.1%	68.8%	66.2%			71.3%	68.2%
General expenses and commissions / net earned premiums	31.7%	33.3%	35.6%			34.0%	36.7%

*Change in these accounts are due to reclassifications (related to the medical services) made in 4Q12 and before.

(1) Doesn´t include investments in real estate.

(2) Annualized.

(3) Average are determined as the average of period - beginning and period ending.

(4) Without consolidated adjustments.

(5) EPS includes Médica, Doctor+, Clínica San Borja, Análisis Clínicos, Oncocare, Prosemedic, Clínica El Golf, Clínica Sanchez Ferrer and Centro Odontológico Americano.

ROAE Dic 13 (PPS Formula) without unrealized profit Pvida: 8.4%.

56